Exhibit 99.14

Execution Copy

ASSET PURCHASE AGREEMENT

By and between

EISAI INC.

and

CONCORDIA PHARMACEUTICALS INC.

Dated as of September 3, 2014

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1

1.1	Certain Defined Terms	1

1.2	Construction	14

ARTICLE 2	SALE AND PURCHASE OF ASSETS; LIABILITIES	15

2.1	Sale of Purchased Assets	15

2.2	Liabilities	17

2.3	Consideration	17

2.4	Closing	20

ARTICLE 3	REPRESENTATIONS AND WARRANTIES	21

3.1	Representations and Warranties of Seller	21

3.2	Representations and Warranties of Buyer	29

ARTICLE 4	PRE-CLOSING COVENANTS	31

4.1	Access and Information	31

4.2	Ordinary Course of Business	32

4.3	Obligation to Consummate the Transaction	33

4.4	Competition Filings	34

4.5	Notices	35

ARTICLE 5	ADDITIONAL COVENANTS	35

5.1	Cooperation in Litigation and Investigations	35

5.2	Further Assurances	35

5.3	Publicity	37

5.4	Confidentiality	38

5.5	Commercialization	40

5.6	Transitional Trademark License	42

5.7	Regulatory Responsibilities	43

5.8	Access to Regulatory Approvals and Documentation	44

5.9	Medical and Other Inquiries	45

5.10	Wrong Pockets	45

5.11	Accounts Receivable; Accounts Payable	46

i

5.12	Non-Competition	46

5.13	Certain Tax Matters	47

5.14	Payment Claims; Government Price Reporting	48

5.15	Covenant Not to Sue	53

5.16	Ancillary Agreements	53

ARTICLE 6	CONDITIONS PRECEDENT	53

6.1	Conditions to Obligations of Buyer and Seller	53

6.2	Conditions to Obligations of Buyer	54

6.3	Conditions to Obligations of Seller	54

6.4	Frustration of Closing Conditions	55

ARTICLE 7	INDEMNIFICATION	55

7.1	Indemnification	55

7.2	Claim Procedure	56

7.3	Limitations on Indemnification	59

7.4	Tax Treatment of Indemnification Payments	61

7.5	Exclusive Remedy	61

7.6	Setoff Rights	61

ARTICLE 8	TERMINATION	61

8.1	Termination	61

8.2	Procedure and Effect of Termination	62

ARTICLE 9	MISCELLANEOUS	63

9.1	Governing Law, Jurisdiction, Venue and Service	63

9.2	Notices	63

9.3	No Benefit to Third Parties	65

9.4	Waiver and Non-Exclusion of Remedies	65

9.5	Expenses	65

9.6	Assignment	65

9.7	Amendment	65

9.8	Severability	66

9.9	Equitable Relief	66

9.10	English Language	66

9.11	Bulk Sales Statutes	66

9.12	Counterparts	66

9.13	Entire Agreement	66

EXHIBITS

Exhibit A	Form of Dainippon Assignment and Assumption Agreement
Exhibit B	Form of Supply Agreement
Exhibit C	Form of Transition Services Agreement

SCHEDULES

Schedule 1.1.74	Licensed Copyrights
Schedule 1.1.77	Licensed Trademarks
Schedule 1.1.94	Permitted Encumbrances
Schedule 1.1.108	Purchased Domain Names
Schedule 1.1.124	Seller Marks
Schedule 1.1.128	Seller’s Knowledge
Schedule 2.1.1(a)	Purchased Contracts
Schedule 2.3.1	Purchased Inventory Value Calculation
Schedule 2.4.2(a)(iii)	Purchased Assets Delivery Schedule
Schedule 3.2.5	Buyer Consents
Schedule 4.2.1	Ordinary Course of Business Exceptions
Schedule 5.14.2(d)	Best Price and AMP

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and executed as of September 3, 2014 (the “Execution Date”), by and between Eisai Inc., a Delaware corporation (“Seller”), and Concordia Pharmaceuticals Inc., an international business company incorporated under the laws of Barbados (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller is engaged in the sourcing and Exploitation of the Product in the Buyer Territory (collectively, the “Product Business”);

WHEREAS, Seller wishes to sell to Buyer, and Buyer desires to purchase from Seller, certain assets and rights comprising or associated with the Product Business, upon the terms and conditions hereinafter set forth;

WHEREAS, concurrently with the Parties’ execution and delivery of this Agreement, Buyer Parent is executing and delivering to Seller the Guarantee; and

WHEREAS, at the Closing, Seller and Buyer intend to enter into the Dainippon Assignment and Assumption Agreement and the other Ancillary Agreements (other than the Guarantee).

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Certain Defined Terms. As used herein, the following terms shall have the following meanings:

1.1.1 “Accountants” means Grant Thornton LLP or if Grant Thornton LLP is unable or refuses to act, an accounting firm of national reputation (excluding each of Seller’s and Buyer’s respective regular outside accounting firms) as may be mutually acceptable to Seller and Buyer.

1.1.2 “Accounts Receivable” means all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or any of its Affiliates arising from sales of the Product by or on behalf of Seller or its Affiliates prior to the Closing Date.

1.1.3 “Act” means the United States Federal Food, Drug and Cosmetic Act.

1.1.4 “Actual Closing Date Inventory Value” has the meaning set forth in Section 2.3.2(a).

1.1.5 “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with”, means (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

1.1.6 “Agreed Amount” has the meaning set forth in Section 7.2.1.

1.1.7 “Agreement” has the meaning set forth in the preamble hereto.

1.1.8 “Allocation” has the meaning set forth in Section 2.3.3(a).

1.1.9 “AMP” has the meaning set forth in Section 5.14.2(d).

1.1.10 “Ancillary Agreements” means the Bill of Sale, the Dainippon Assignment and Assumption Agreement, the Domain Name Assignment Agreement, the Guarantee, the License Agreement, the Quality Agreement, the Safety Data Exchange Agreement, the Supply Agreement and the Transition Services Agreement.

1.1.11 “Apportioned Obligations” has the meaning set forth in Section 5.13.1(b).

1.1.12 “Assumed Liabilities” has the meaning set forth in Section 2.2.1.

1.1.13 “Authorization” means any consent, approval, order, license, permit and other similar authorization of or from any Governmental Authority, together with any renewals, extensions, or modifications thereof and additions thereto.

1.1.14 “Best Price” has the meaning set forth in Section 5.14.2(d).

1.1.15 “Bill of Sale” means one or more Bill of Sale and Assignment and Assumption Agreements to be entered into by the Parties or their respective Affiliates at Closing.

1.1.16 “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, New York, the province of Ontario, Canada or Barbados are permitted or obligated by Law to remain closed.

1.1.17 “Buyer” has the meaning set forth in the preamble hereto.

1.1.18 “Buyer Confidential Information” has the meaning set forth in Section 5.4.2.

1.1.19 “Buyer Indemnitees” has the meaning set forth in Section 7.1.1.

1.1.20 “Buyer Material Adverse Effect” means any event, fact, condition, occurrence, change or effect that prevents or materially delays the consummation by Buyer of the Transactions.

1.1.21 “Buyer Parent” means Concordia Healthcare Corp.

1.1.22 “Buyer Permitted Purpose” has the meaning set forth in Section 5.4.3.

1.1.23 “Buyer Regulatory Approvals and Documentation” means any and all Regulatory Approvals and other Regulatory Documentation related to the Product or any Other Product, in each case, that are Controlled by Buyer or any of its Affiliates, licensees, sublicensees or distributors effective as of and following the Closing, including the U.S. Regulatory Approval and the Purchased Regulatory Documentation.

1.1.24 “Buyer Territory” means the United States of America, including Puerto Rico.

1.1.25 “Canadian Securities Laws” means, collectively, securities statutes in each of the Provinces of Canada (other than Quebec) and the respective rules and regulations made thereunder, together with applicable multilateral or national instruments, orders and rulings issued or adopted by the securities commissions or regulatory authorities of such Provinces.

1.1.26 “cGMP” means the then-current standards of good manufacturing practice for, the manufacture, processing, packaging, testing or holding of a medicinal product for human use to assure that such medicinal product meets the requirements of applicable Law and other requirements of the FDA or any other Governmental Authority as to safety, identity and strength, and meets the quality and purity characteristics that it purports or is represented to possess.

1.1.27 “Chargeback Claims” has the meaning set forth in Section 5.14.4(a).

1.1.28 “Claim Notice” has the meaning set forth in Section 7.2.2.

1.1.29 “Closing” has the meaning set forth in Section 2.4.1.

1.1.30 “Closing Date” means the date on which the Closing occurs.

1.1.31 “Closing Date Inventory Statement” has the meaning set forth in Section 2.3.2(a).

1.1.32 “Closing Payment” has the meaning set forth in Section 2.3.1(a).

1.1.33 “Code” means the Internal Revenue Code of 1986.

1.1.34 “Confidential Information” has the meaning set forth in Section 5.4.1.

1.1.35 “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 4, 2014, between Buyer and Seller.

1.1.36 “Contract” means any written or oral contract, agreement, lease, sublease, license, sublicense, instrument, note, guaranty, deed, assignment, purchase order, or other legally binding commitment or arrangement.

1.1.37 “Control” means, with respect to any Regulatory Approval, Regulatory Documentation or Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Regulatory Approval, Regulatory Documentation or Intellectual Property Right as provided for herein or in any of the Ancillary Agreements without violating the terms of any Contract with any Third Party.

1.1.38 “Controlling Party” has the meaning set forth in Section 7.2.2.

1.1.39 “Copyright” means copyrights and rights in copyrightable works, copyright registrations, or any application therefor and all extensions, restorations, reversions and renewals of any of the foregoing, in each case, in the Buyer Territory.

1.1.40 “Dainippon” means Dainippon Sumitomo Pharma Co., Ltd.

1.1.41 “Dainippon Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be entered into by Dainippon, Seller and Buyer (or the Parties’ respective Affiliates) at or prior to Closing, substantially in the form attached as Exhibit A.

1.1.42 “Dainippon License Agreement” means the Distribution and License Agreement concerning zonisamide for the North America territory, dated March 21, 1997, among Eisai Co., Ltd., Seller and Dainippon, as amended, restated, replaced or supplemented from time to time.

1.1.43 “Disclosing Party” has the meaning set forth in Section 5.4.1.

1.1.44 “Disclosure Schedules” means the disclosure schedules of Seller related to the representations and warranties of Seller set forth in Section 3.1.

1.1.45 “Domain Name Assignment Agreement” means the Domain Name Assignment Agreement to be entered into by the Parties or their respective Affiliates at Closing.

1.1.46 “Domain Names” means any and all Internet or global computing network addresses or locations, including all generic top-level domains (“gTLDs”) and country code top-level domains (“ccTLDs”).

1.1.47 “Encumbrance” means any charge, claim, community property interest, condition, equitable interest, mortgage, lien (statutory or other), license, pledge, option, security interest, right of first refusal, or other encumbrance or restriction of any kind, including any restriction on use or transfer, receipt of income or exercise of any other attribute of ownership.

1.1.48 “End Date” has the meaning set forth in Section 8.1.2.

1.1.49 “Estimated Closing Date Inventory Value” has the meaning set forth in Section 2.3.1(b).

1.1.50 “Excluded Assets” means all assets, property, rights and interests of Seller and its Affiliates other than the Purchased Assets, including (a) all rights with respect to the Product in the Seller Territory, (b) all tangible personal property of Seller or any of its Affiliates other than the Purchased Inventory and other tangible Purchased Assets, (c) all Intellectual Property Rights of Seller and its Affiliates other than the Purchased Domain Names and (d) all Manufacturing assets of Seller and its Affiliates.

1.1.51 “Excluded Liabilities” means all Liabilities (a) arising out of, or related to, (i) the Manufacture or Exploitation of the Product in the Buyer Territory before the Closing (provided, however, that (x) with respect to this clause (i), a Liability will not be considered to arise prior to the Closing solely by virtue of the chemical structure or any inherent characteristic of zonisamide, the fact that zonisamide was first discovered prior to the Closing or any disclosure in any warning on the Product label or Product insert or packaging and (y) this clause (i) shall not include any Liabilities arising out of or related to any Product sold under the Supply Agreement), or (ii) the Manufacture or Exploitation of the Product or any Other Product in the Seller Territory, in each case, on, before, or after the Closing (provided, however, that this clause (ii) shall not include (x) Liabilities arising out of or related to the Product or Other Product sold or distributed by or on behalf of Buyer or its Affiliates outside of the Buyer Territory in breach of this Agreement or the Ancillary Agreements or arising out of or related to the Manufacture of the Product or Other Product by or on behalf of Buyer or its Affiliates or (y) any Liabilities arising out of or related to any to any Product sold under the Supply Agreement); (b) arising out of, or related to, the Purchased Contracts prior to the Closing; and (c) of Seller or any of its Affiliates (i) for all Litigation arising prior to the Closing, (ii) arising from or relating to periods prior to the Closing (provided, however, that (x) with respect to this clause (ii), a Liability will not be considered to arise prior to the Closing solely by virtue of the chemical structure or any inherent characteristic of zonisamide, the fact that zonisamide was first discovered prior to the Closing or any disclosure in any warning on the Product label or Product insert or packaging and (y) this clause (ii) shall not include any Liabilities arising out of or related to any Product sold under the Supply Agreement), (iii) for Excluded Assets, (iv) under any Purchased Contract or portion of any Purchased Contract which is not assigned to Buyer except to the extent the benefits of such Contract or portion thereof are provided to Buyer; and (v) any and all Taxes whatsoever relating to, or arising from or during, any Pre-Closing Tax Period.

1.1.52 “Execution Date” has the meaning set forth in the preamble hereto.

1.1.53 “Exploit” means to import, export, use, have made subject to the terms and conditions of the Dainippon License Agreement, have used, sell, offer for sale, have sold, research, develop, commercialize, hold or keep (whether for disposal or otherwise), transport, distribute, promote, market, or otherwise dispose of, but excludes to Manufacture.

1.1.54 “FDA” means the United States Food and Drug Administration and any successor agency thereto.

1.1.55 “Final Closing Date Inventory Value” has the meaning set forth in Section 2.3.2(b).

1.1.56 “Financial Information” has the meaning set forth in Section 3.1.12.

1.1.57 “Fiscal Year” means a 12-month period beginning on April 1 and ending on March 31 of the following calendar year

1.1.58 “FSS” means the Federal Supply Schedule administered by the United States Department of Veterans Affairs.

1.1.59 “Fundamental Reps” means the representations and warranties set forth in [REDACTED] and [REDACTED]

1.1.60 “GAAP” means generally accepted accounting principles, as applied in the United States.

1.1.61 “Governmental Authority” means any supranational, international, nation, commonwealth, province, territory, county, municipality, district, federal, state or local court (or any arbitrator or other tribunal having competent jurisdiction), administrative agency or commission or other governmental authority, instrumentality, domestic or foreign, or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, including the FDA, or any self-regulatory organization, or quasi-governmental authority.

1.1.62 “Guarantee” means the Guarantee entered into by Buyer Parent on the date hereof in favor of Seller.

1.1.63 “Health Care Reform Fees” or “HCR Fees” means the fees described in Section 9008 of the Patient Protection and Affordable Care Act, as amended by Section 1404 of the Health Care and Education Reconciliation Act of 2010.

1.1.64 “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

1.1.65 “Indemnification Certificate” has the meaning set forth in Section 7.2.1.

1.1.66 “Indemnified Party” has the meaning set forth in Section 7.2.1.

1.1.67 “Indemnifying Party” has the meaning set forth in Section 7.2.1.

1.1.68 “Infringement” has the meaning set forth in Section 5.15.

1.1.69 “Intellectual Property Rights” means any and all of the following: Copyrights, Domain Names, Patent Rights, Trademarks, rights to protect confidential or proprietary information, and Trade Secrets.

1.1.70 “Inventory Statement Objection Notice” has the meaning set forth in Section 2.3.2(b).

1.1.71 “Law” means any statute, law, treaty, judgment, ordinance, constitution, rule, regulation, order, or any administrative interpretation or other requirement having the force of law, of any Governmental Authority.

1.1.72 “Liabilities” means any debts, liabilities, obligations, commitments, claims of complaints, whether accrued or unaccrued, asserted or unasserted, matured or, unmatured, known or unknown, fixed or contingent, determined or determinable and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

1.1.73 “License Agreement” means the License Agreement to be entered into by the Parties or their respective Affiliates at Closing.

1.1.74 “Licensed Copyrights” means all Copyrights in the Buyer Territory that are owned by Seller or any of Seller’s Affiliates and that are (a) used or held for use exclusively or primarily in connection with the Product Business or (b) embodied in the Product Records and Product Promotional Materials, including those Copyrights listed on Schedule 1.1.74.

1.1.75 “Licensed Intellectual Property” means the Licensed Copyrights and Licensed Trademarks.

1.1.76 “Licensed Registered Product IP” has the meaning set forth in Section 3.1.11(c).

1.1.77 “Licensed Trademarks” means the Trademarks listed on Schedule 1.1.77.

1.1.78 “Litigation” means any claim, action, cause of action, demand, lawsuit, arbitration, mediation, hearing, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, suit, warning letter, finding of deficiency or non-compliance, notice of violation or request for recall (whether civil, criminal, administrative, regulatory, investigative, appellate or informal or otherwise, whether at law or in equity).

1.1.79 “Loss” or “Losses” means any losses, damages, judgments, fines, penalties, awards, Taxes, amounts paid in settlement, fees (including costs and expenses in connection with investigations, suits and proceedings, expert fees, accounting fees, advisory fees and reasonable legal fees), charges, costs or expenses, including any of the foregoing to the extent incurred enforcing any right to indemnification hereunder or complying with Section 7.3.3, including pursuing any insurance providers.

1.1.80 “Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, and shipping and holding (prior to distribution) of the Product or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

1.1.81 “Material Adverse Effect” means an event, fact, condition, occurrence, circumstance, change or effect (“Effect”) that, considered together with all other Effects, (i) is, or would reasonably be expected to be, materially adverse to the business, results of operations and condition (financial or otherwise) of the Product Business, the Purchased Assets and the Assumed Liabilities, taken as a whole, or (ii) prevents or materially delays the consummation by Seller of any of the Transactions; provided, however, that, except as provided in the last sentence of this definition, none of the following, and no Effects resulting from the following, shall be deemed (individually or in combination) to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect”: (a) general political or economic conditions in the Buyer Territory or conditions affecting the capital or financial markets generally; (b) conditions generally affecting the pharmaceutical industry; (c) any change in accounting requirements or applicable Law or the enforcement or interpretation thereof; (d) any hostility, act of war, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing; (e) any hurricane, flood, tornado, earthquake or other natural disaster or force majeure event; (f) the public announcement, execution or delivery of this Agreement or the pendency or consummation of the transactions contemplated hereby; (g) Seller’s or any of its Affiliates’ actions to the extent both required by the terms and conditions of this Agreement and outside the Ordinary Course of Business of the Product Business, or any other action by Seller or any of its Affiliates (I) that Buyer has requested and not contemplated by this Agreement or (II) to which Buyer has consented in writing; (h) any decline in sales or revenue from sales of the Product in the Buyer Territory (provided, that the underlying causes of such decline shall not be excluded); and (i) the failure of the Product Business to achieve any projections, predictions or forecasts (financial or otherwise) in and of itself (provided, that the underlying causes of such failure shall not be excluded); except, in each of clauses (a) through (e), for those conditions that have a disproportionate effect on the Product Business, the Purchased Assets and the Assumed Liabilities, taken as a whole, relative to other Persons engaged in businesses similar to the Product Business in the Buyer Territory.

1.1.82 “NDA” means a New Drug Application, as defined in the Act.

1.1.83 “NDC” means “National Drug Code,” which is the eleven digit code registered by a company with the FDA with respect to a pharmaceutical product.

1.1.84 “NFAMP” means the non-federal average manufacturer price as defined in 38 U.S.C. §8126.

1.1.85 “Non-Controlling Party” has the meaning set forth in Section 7.2.2.

1.1.86 “Non-Exclusive Information” has the meaning set forth in Section 5.4.3.

1.1.87 “Notice” has the meaning set forth in Section 9.2.1.

1.1.88 “Objection Notice” has the meaning set forth in Section 7.2.1.

1.1.89 “Ordinary Course of Business” has the meaning set forth in Section 4.2.1

1.1.90 “Other Product” means any product, other than the Product, containing zonisamide or any pharmaceutically acceptable salts, isomers or metabolites, or other analogues of zonisamide as an active ingredient, whether alone or in combination with one or more other active ingredients. For the avoidance of doubt, any pharmaceutical product containing zonisamide and sold in the Seller Territory under the Trademark ZONEGRAN® shall constitute an Other Product.

1.1.91 “Owned Registered Product IP” has the meaning set forth in Section 3.1.11(b).

1.1.92 “Party(ies)” has the meaning set forth in the preamble hereto.

1.1.93 “Patent Rights” means all patents and filed patent applications, including provisional and non-provisional patent applications, design registrations, design registration applications, industrial designs, industrial design applications and industrial design registrations, and including any and all divisions, continuations, continuations in part, extensions, substitutions, renewals, registrations, revalidations, reversions, reexaminations, reissues or additions, of or to any of the foregoing items, and all rights and priorities afforded under any applicable Law with respect thereto.

1.1.94 “Permitted Encumbrance” means any (a) Encumbrance for Taxes not yet due and payable; (b) the rights retained by Seller under Section 2.1.4; and (c) any Encumbrance disclosed on Schedule 1.1.94.

1.1.95 “Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, corporation, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or any other legal entity, including a Governmental Authority.

1.1.96 “Personal Information” means any information the unauthorized acquisition, access, use, or disclosure of which would require Seller to notify affected individuals, a Governmental Authority, or the media under applicable Laws in the Buyer Territory relating to data breaches.

1.1.97 “PHS 340B Program” means the drug discount program, available to “covered entities,” that is administered by the Health Resources and Services Administration pursuant to 42 U.S.C. §256B.

1.1.98 “Post-Closing Tax Period” has the meaning set forth in Section 5.13.1(b).

1.1.99 “Pre-Closing Period” has the meaning set forth in Section 4.1.1.

1.1.100 “Pre-Closing Tax Period” has the meaning set forth in Section 5.13.1(b).

1.1.101 “Product” means any pharmaceutical product containing zonisamide approved by the FDA pursuant to the U.S. Regulatory Approval and commercialized in the Buyer Territory prior to the Closing by Seller under the Trademark ZONEGRAN®.

1.1.102 “Product Business” has the meaning set forth in the first recital hereto.

1.1.103 “Product Promotional Materials” means the advertising, promotional and media materials, sales training materials (including related quizzes and answers, if any), existing customer lists, other marketing data and materials, trade show materials (including displays) and videos, including materials containing clinical data, if any, owned by Seller or any of its Affiliates and used exclusively or held for exclusive use for the commercialization of the Product in the Buyer Territory as of the Closing Date. For the avoidance of doubt, the Product Promotional Materials shall include all internet accessible content used by Seller or its Affiliates to promote the Product in the Buyer Territory at any time from August 25, 2014 through the Closing Date other than the Seller Marks and the Licensed Intellectual Property.

1.1.104 “Product Records” means all books and records, other than the Regulatory Documentation and Product Promotional Materials, either (i) relating exclusively to the Product in the Buyer Territory, including the Manufacture of the Product, or (ii) used exclusively to conduct the Product Business, as Exploited or conducted (as applicable) by Seller as of the Execution Date or in the prior calendar year, in each case, to the extent owned by Seller or any of its Affiliates, but excluding, in all cases, (a) all books, documents, records and files prepared in connection with or relating to the transactions contemplated under this Agreement, including strategic, financial or Tax analyses relating to the divestiture of the Purchased Assets, the Assumed Liabilities, the Product or the Product Business, (b) Trade Secrets of Third Parties not also constituting Trade Secrets of Seller, (c) any attorney work product, attorney-client communications and other items protected by established legal privilege, unless the books and records can be transferred without losing such privilege, (d) human resources and any other employee books and records, (e) any financial, Tax and accounting records to the extent not related to the Product and the Buyer Territory, and (f) any items to the extent applicable Law prohibits their transfer. For clarity, a particular book or record may include information that does not constitute Product Records as well as information that constitutes Product Records and Seller may redact the portion of such book or record that does not constitute Product Records before delivering to Buyer the portion of such book or record that constitutes Product Records.

1.1.105 “Purchase Price” means the sum of the Closing Payment and the Final Closing Date Inventory Value.

1.1.106 “Purchased Assets” has the meaning set forth in Section 2.1.1.

1.1.107 “Purchased Contracts” has the meaning set forth in Section 2.1.1(a).

1.1.108 “Purchased Domain Names” means the Domain Names listed on Schedule 1.1.108.

1.1.109 “Purchased Inventory” means all inventories of finished Product labeled and held for sale in the Buyer Territory that are owned by Seller or any of Seller’s Affiliates and that have not been sold to a distributor or wholesaler.

1.1.110 “Purchased Regulatory Documentation” has the meaning set forth in Section 2.1.1(b).

1.1.111 “Purchasing Affiliate” has the meaning set forth in Section 3.2.1.

1.1.112 “Quality Agreement” means the Quality Agreement to be entered into by the Parties or their respective Affiliates at or, if agreed by the Parties, following Closing.

1.1.113 “Rebate Tail Period” has the meaning set forth in Section 5.14.2(a).

1.1.114 “Receiving Party” has the meaning set forth in Section 5.4.1.

1.1.115 “Regulatory Approvals” means, with respect to a product, any and all approvals, licenses, registrations (except manufacturing establishment registrations) or authorizations of any Governmental Authority in the Buyer Territory necessary to commercially distribute, sell or market such product in the Buyer Territory, including, where applicable, (a) NDAs, (b) pre- and post-approval marketing authorizations and (c) labeling approvals.

1.1.116 “Regulatory Authority” means any Governmental Authority that is concerned with the safety, efficacy, reliability, Manufacture, investigation or Exploitation of pharmaceutical products, medical products, biologics or biopharmaceuticals, including the FDA.

1.1.117 “Regulatory Documentation” means all (a) documentation comprising the Regulatory Approvals for the Product or any Other Product, (b) correspondence and reports necessary to, or otherwise describing the ability to, Exploit the Product or any Other Product submitted to or received from Governmental Authorities (including minutes and official contact reports relating to any communications with any Governmental Authority) and relevant supporting documents submitted to or received from Governmental Authorities with respect thereto, including all regulatory drug lists, final versions of advertising and promotion documents, adverse event files and complaint files, and (c) all data (including clinical and pre-clinical data) contained in any of the foregoing.

1.1.118 “Representatives” has the meaning set forth in Section 4.1.1.

1.1.119 “Review Period” has the meaning set forth in Section 2.3.2(b).

1.1.120 “Safety Data Exchange Agreement” means the Safety Data Exchange Agreement to be entered into by the Parties or their respective Affiliates at or, if agreed by the Parties, following Closing.

1.1.121 “Seller” has the meaning set forth in the preamble hereto.

1.1.122 “Seller Confidential Information” has the meaning set forth in Section 5.4.3.

1.1.123 “Seller Indemnitees” has the meaning set forth in Section 7.12.

1.1.124 “Seller Marks” means the trade names, corporate names and corporate logos of Seller or Seller’s Affiliates (other than, for clarity, the Licensed Trademarks) that are used by Seller in connection with the Product Business prior to or as of the Closing Date, but that are not used exclusively in connection with the Product Business, including those Trademarks listed on Schedule 1.1.124.

1.1.125 “Seller Permitted Purpose” has the meaning set forth in Section 5.4.2.

1.1.126 “Seller Regulatory Documentation” means any and all Regulatory Documentation related to the Product or Other Product, in each case, Controlled by Seller or any of its Affiliates as of and following the Closing, excluding the Purchased Regulatory Documentation.

1.1.127 “Seller Territory” means worldwide, excluding the Buyer Territory.

1.1.128 “Seller’s Knowledge” or “Known to Seller” means the collective actual knowledge, after reasonable inquiry in the course of their respective duties of the individuals listed on Schedule 1.1.128.

1.1.129 “Subject IP” has the meaning set forth in Section 5.15.

1.1.130 “Supply Agreement” means the Supply Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit B.

1.1.131 “Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

1.1.132 “Taxes” means all taxes of any kind including all U.S. federal, state, local or non-U.S. net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, worker’s compensation, unemployment, occupation, capital stock, transfer, gains, windfall profits, net worth, asset, transaction and other taxes, and any interest, penalties or additions to tax with respect thereto, imposed upon any Person by any taxing authority or other

Governmental Authority under applicable Law, including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

1.1.133 “Third Party” means any Person other than Seller, Buyer and their respective Affiliates and permitted successors and assigns.

1.1.134 “Trade Secrets” means information that derives independent economic value from not being generally known to, and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use.

1.1.135 “Trademark” means any word, name, symbol, color, product shape, designation or device or any combination thereof that functions as a source identifier, including any trademark, trade dress, brand mark, service mark, trade name, brand name, trade dress rights, slogans, product configuration, logo or business symbol, whether or not registered, and any registrations or applications for registration to use any of the foregoing.

1.1.136 “Transactions” means all of the transactions contemplated by this Agreement and each of the Ancillary Agreements.

1.1.137 “Transfer Taxes” has the meaning set forth in Section 5.13.1(a).

1.1.138 “Transition Lots” means those lots of a Product for which Product was partially sold prior to the Closing Date and partially sold on or following the Closing Date.

1.1.139 “Transition Services Agreement” means the Transition Services Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit C.

1.1.140 “U.S. Regulatory Approval” means NDA [REDACTED]

1.1.141 “UTSA” means the Uniform Trade Secrets Act.

1.2 Construction. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” and “include” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement to any Article, Section, Schedule or Exhibit are references to such Article, Section, Schedule or Exhibit of this Agreement; (b) references in any Section to any clause are references to such clause of such

Section; (c) “hereof” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if” and (h) references to monetary amounts are denominated in U.S. dollars.

ARTICLE 2

SALE AND PURCHASE OF ASSETS; LIABILITIES

2.1 Sale of Purchased Assets.

2.1.1 Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at and effective as of the Closing, Seller shall sell, transfer, convey, assign and deliver to Buyer (or one or more Affiliates of Buyer), and Buyer (or one or more Affiliates of Buyer) shall purchase and accept from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all right, title and interest of Seller in and to the following properties, rights, interests and assets, as existing as of the Closing (collectively, the “Purchased Assets”):

(a) All Contracts to which Seller or any of Seller’s Affiliates is a party and that are used or held for use exclusively in connection with the Product Business, including (i) all rights of Seller under the Contracts set forth on Schedule 2.1.1(a)(i) and (ii) those certain rights and interests of Seller under the Dainippon License Agreement listed on Schedule 2.1.1(a)(ii), in the case of (i), as such Schedule may be updated by Seller, and approved by Buyer in its sole discretion, not less than five Business Days prior to the Closing Date to include rights and interests under any Contracts relating to the Product Business entered into by Seller during the Pre-Closing Period in accordance with Section 4.2, in each case, excluding all rights, claims or causes of action (including warranty claims and Accounts Receivable) of Seller thereunder related to Product supplied or services provided to Seller prior to the Closing that are not included in the Purchased Assets (the “Purchased Contracts”);

(b) all Regulatory Documentation to the extent relating to the Product in the Buyer Territory and in the Control of Seller or any of its Affiliates (the “Purchased Regulatory Documentation”);

(c) all Product Records to the extent in the possession or control of Seller or any of its Affiliates;

(d) all Product Promotional Materials;

(e) all Purchased Domain Names;

(f) all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of Taxes) to the extent related to a Purchased Contract, excluding all rights, claims or causes of action (including warranty claims and Accounts Receivable) of Seller thereunder related to Product supplied or services provided to Seller prior to the Closing that are not included in the Purchased Assets or the Assumed Liabilities;

(g) all rights to any Litigation of any nature available to or being pursued by Seller to the other Purchased Assets or the Assumed Liabilities in the Buyer Territory, whether arising by way of counterclaim or otherwise, excluding all rights, claims or causes of action (including warranty claims and Accounts Receivable) of Seller thereunder related to Product supplied or services provided to Seller prior to the Closing that are not included in the Purchased Assets or the Assumed Liabilities;

(h) all of Seller’s or its Affiliates’ rights under warranties, indemnities and all similar rights against Third Parties to the extent arising out of any other Purchased Assets, excluding all rights, claims or causes of action (including warranty claims and Accounts Receivable) of Seller thereunder related to Product supplied or services provided to Seller prior to the Closing that are not included in the Purchased Assets or the Assumed Liabilities;

(i) all goodwill and the going concern value of the Product Business, other than any goodwill relating to the Licensed Trademarks; and

(j) all Purchased Inventory.

2.1.2 Excluded Assets. Buyer shall not acquire, pursuant to this Agreement or any Ancillary Agreement, and Seller shall retain following the Closing Date, the Excluded Assets.

2.1.3 No Rights in the Seller/Buyer Territory. Buyer acknowledges and agrees that Buyer shall not receive any rights by virtue of this Agreement or any Ancillary Agreement in the Seller Territory. From and after the Closing Date, (a) Buyer shall not. and shall cause its Affiliates, licensees, sublicensees and distributors not to, Exploit the Product outside of the Buyer Territory and (b) except to the extent contemplated in Section 2.1.4, Seller shall not, and shall cause its Affiliates, licensees, sublicensees and distributors not to Exploit the Product outside of the Seller Territory.

2.1.4 Retention of Rights. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, Seller retains, on behalf of itself and its

Affiliates, licensees, sublicensees, licensors and distributors, such rights in and to the Purchased Assets, including a right of reference to the Purchased Regulatory Documentation, in each case, solely to the extent necessary or useful to (a) Exploit the Product or any Other Product in the Seller Territory, (b) exercise its rights or perform its obligations under this Agreement or any Ancillary Agreement, and (c) subject to the restrictions set forth in Section 5.12: Manufacture or have Manufactured the Product or any Other Product worldwide for Exploitation in the Seller Territory. Except as expressly granted herein or in any Ancillary Agreement, Seller grants no other right or license to any assets or rights, including Intellectual Property Rights, of Seller and its Affiliates.

2.2 Liabilities.

2.2.1 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall assign and Buyer or its Affiliates shall assume and agree to pay and discharge when due (a) all Liabilities of Seller and its Affiliates under or relating to the Purchased Assets first arising on or after the Closing, and (b) all Liabilities relating to the Manufacture or Exploitation of the Product first arising on or after the Closing in the Buyer Territory ((a) and (b), collectively, the “Assumed Liabilities”); provided, however, (i) the Assumed Liabilities shall not include any Liability to the extent arising from or relating to any breach by Seller or its Affiliates of any Ancillary Agreement or this Agreement including any representation or warranty contained in Section 3.1 or such Ancillary Agreement [REDACTED] and [REDACTED] (ii) the “first arising on or after the Closing” limitations in the preceding clauses (a) and (b) shall not, in and of themselves, exclude from the Assumed Liabilities any ordinary course, ongoing or continuing obligations under the Purchased Assets to the extent related to the period from and after the Closing [REDACTED]

2.2.2 Excluded Liabilities. Notwithstanding anything to the contrary herein, neither Buyer nor any of its Affiliates shall assume any Liabilities under this Agreement (whether or not related to the Product Business) other than the Assumed Liabilities, and the Excluded Liabilities shall remain the sole obligation and responsibility of Seller and its Affiliates which shall pay and discharge such Excluded Liabilities when due.

2.3 Consideration.

2.3.1 Purchase Price.

(a) In consideration of the conveyances contemplated under Section 2.1, on the Closing Date Buyer shall pay to Seller the sum of (i) $90,000,000 (the “Closing Payment”) plus (ii) the Estimated Closing Date Inventory Value by wire transfer of immediately available funds to the account designated by Seller by written notice to Buyer at least two days prior to the Closing Date.

(b) No more than five Business Days nor less than three Business Days prior to the Closing Date, Seller shall prepare and provide to Buyer a statement calculating in reasonable detail the estimated amount and value of the Purchased Inventory as of the Closing Date in accordance with GAAP as set forth in Schedule 2.3.1 (the “Estimated Closing Date Inventory Value”). With respect to Purchased Inventory “value” shall mean Seller’s standard cost for such Purchased Inventory.

23.2 Post-Closing Inventory Value Adjustment.

(a) As soon as practicable, but in no event later than 60 days following the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement calculating in reasonable detail the actual amount and value of the Purchased Inventory as of the Closing Date in accordance with GAAP as set forth in Schedule 2.3.1 (the “Actual Closing Date Inventory Value”), together with supporting written documentation (the “Closing Date Inventory Statement”).

(b) Seller shall have 30 days from the date on which the Closing Date Inventory Statement is delivered by Buyer to review the Closing Date Inventory Statement (the “Review Period”). The Closing Date Inventory Statement (and the Actual Closing Date Inventory Value contained therein) shall become final and binding upon Seller and Buyer at the end of such Review Period, unless Seller objects that the calculation of the Actual Closing Date Inventory Value is not in accord with Schedule 2.3.1, in which case Seller shall send written notice (the “Inventory Statement Objection Notice”) to Buyer within such Review Period, setting forth in specific detail the basis for its objection and Seller’s proposal for any adjustments to the Closing Date Inventory Statement. If a timely Inventory Statement Objection Notice is delivered to Buyer, then the Closing Date Inventory Statement (and the Actual Closing Date Inventory Value contained therein) shall become final and binding (except as provided below with respect to resolution of disputes) on Seller and Buyer on the first to occur of (i) the date on which Seller and Buyer resolve in writing any differences they have with respect to the matters specified in the Inventory Statement Objection Notice and (ii) the date on which all matters in dispute are finally resolved in writing by the Accountants, in each case as provided below. Seller and Buyer shall seek in good faith to reach agreement as to any such proposed adjustment or that no such adjustment is necessary within 15 days following delivery of the Inventory Statement Objection Notice. If agreement is reached in writing within such 15-day period as to all proposed adjustments, or that no adjustments are necessary, Seller and Buyer shall revise the Closing Date Inventory Statement accordingly. If Seller and Buyer are unable to reach agreement within 15 days following delivery of the Inventory Statement Objection Notice, then the Accountants shall be engaged at that time to review the Closing Date Inventory Statement, and shall make a determination as to the resolution of any adjustments. The determination of the Accountants regarding the Closing Date Inventory Statement (and the Actual Closing Date Inventory Value contained therein) shall be delivered as soon as practicable following engagement of the Accountants, but in no event more than 60 days thereafter, and shall be final, conclusive and binding upon Seller and Buyer, and the Parties shall revise the Closing Date Inventory Statement accordingly. The final value as of the Closing Date of the Purchased Inventory, as determined pursuant to this Section 2.3.2, is the “Final Closing Date Inventory Value.” Subject to the exercise by a Party of applicable rights of appeal under applicable Law, the Parties agree that judgment may be entered on such determination in any court having jurisdiction. Seller, on the one hand, and Buyer, on the other hand, shall each pay one-half of the cost of the Accountants.

(c) Within five Business Days after the date on which the Closing Date Inventory Statement (and the Actual Closing Date Inventory Value contained therein) becomes final and binding on Seller and Buyer in accordance with Section 2.3.2(b), (i) in the event that the Final Closing Date Inventory Value is less than the Estimated Closing Date Inventory Value, the Purchase Price shall be adjusted downward by the amount by which the Estimated Closing Date Inventory Value exceeds the Final Closing Date Inventory Value, and Seller shall pay the amount of such excess to Buyer and (ii) in the event that the Final Closing Date Inventory Value is greater than the Estimated Closing Date Inventory Value, the Purchase Price shall be adjusted upward by the amount by which the Final Closing Date Inventory Value exceeds the Estimated Closing Date Inventory Value, and Buyer shall pay the amount of such excess to Seller. All payments made pursuant to this Section 2.3.2(c) shall be made by wire transfer of immediately available funds to an account designated by the recipient in writing.

2.3.3 Allocation of Consideration.

(a) Buyer shall allocate the Purchase Price (including the Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code, but excluding the Final Closing Date Inventory Value and the Assumed Liabilities related to the Purchased Inventory) among the Purchased Assets other than the Purchased Inventory, and shall allocate the Final Closing Date Inventory Value (and the Assumed Liabilities related to the Purchased Inventory, to the extent properly taken into account under Section 1060 of the Code) among the Purchased Inventory, in accordance with Section 1060 of the Code (the “Allocation”) prior to or within 60 days following the Closing, and shall deliver to Seller a copy of such Allocation (Internal Revenue Service Form 8594) promptly after such determination. Seller shall have the right to review and raise any objections in writing to the Allocation during the 10-day period after its receipt thereof. If Seller disagrees with respect to any item in the Allocation, the Parties shall negotiate in good faith to resolve the dispute. If the Parties are unable to agree on the Allocation within 30 days after the commencement of such good faith negotiations (or such longer period as Seller and Buyer may mutually agree in writing), then the Accountants shall be engaged at that time to review the Allocation, and shall make a determination as to the resolution of such Allocation. The determination of the Accountants regarding the Allocation shall be delivered as soon as practicable following engagement of the Accountants, but in no event more than 60 days thereafter, and shall be final, conclusive and binding upon Seller and Buyer, and Buyer shall revise the Allocation accordingly. Seller, on the one hand, and Buyer on the other hand, shall each pay one-half of the cost of the Accountants.

(b) Buyer and Seller shall report, act and file Tax Returns (including Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such Allocation unless otherwise required by applicable Law. Neither Buyer nor Seller shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Allocation unless required by applicable Law.

(c) The Allocation shall be adjusted in accordance with the procedure set forth in Section 2.3.3(a) to account for any adjustment to the Purchase Price pursuant to Section 2.3.2 or ARTICLE 7.

2.4 Closing.

2.4.1 Closing. Pursuant to the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place at the Washington, DC offices of Covington & Burling LLP, at 10:00 a.m., eastern time, on a Business Day following satisfaction of all conditions (other than those that by their terms are to be satisfied or taken at the Closing) set forth in ARTICLE 6 (or, to the extent permitted by applicable Law, waived by the Party entitled to the benefits thereof): (i) if such satisfaction occurs on or prior to September 26, 2014, then the earlier of the fifth Business Day after such satisfaction or September 30, 2014; (ii) if such satisfaction occurs after September 26, 2014, then the fifth Business Day after such satisfaction; or (iii) such other time and place as Buyer and Seller may agree to in writing. The Closing shall be deemed to have occurred at 12:00 a.m., eastern time, on the Closing Date.

2.4.2 Closing Deliveries.

(a) Except as otherwise indicated below, at the Closing, Seller shall deliver the following to Buyer:

(i) each of the Ancillary Agreements to which Seller is a party (other than the Guarantee and, if agreed upon by the Parties, the Quality Agreement and the Safety Data Exchange Agreement), executed by a duly authorized officer of Seller;

(ii) a certificate, executed by an officer of Seller and dated the Closing Date, confirming on behalf of Seller that the conditions set forth in Sections 6.2.1 and 6.2.2 have been satisfied; and

(iii) the Purchased Assets, including true and complete copies of all Purchased Contracts to the extent not already provided; provided, that (A) with respect to tangible Purchased Assets, including the Purchased Inventory, delivery shall, unless the Parties otherwise mutually agree, be in accordance with Schedule 2.4.2(a)(iii), (B) the Product Records included among the Purchased Assets and the Purchased Regulatory Documentation will be transferred in the format in which they are maintained in the ordinary course of the Product Business, with respect to electronic documents, to the extent that Seller’s and Buyer’s respective IT systems allow, and to the extent electronic documents cannot be transferred due to incompatibility such documents will be transferred in PDF format and (C) Seller may retain one copy of the Product Records included within the Purchased Assets, the Purchased Regulatory Documentation and the Purchased Contracts (and, for clarity, prior to delivering or making available any Purchased Contracts or any files, documents, instruments, papers, books and records containing Product Records to Buyer, Seller shall be entitled to redact from such files, documents, instruments, papers, books and records any information to the extent that it does not relate to the Product Business).

(b) At the Closing, Buyer shall deliver the following to Seller:

(i) the Closing Payment and the Estimated Closing Date Inventory Value, each in accordance with Section 2.3.1;

(ii) each of the Ancillary Agreements to which Buyer is a party (other than, if agreed upon by the Parties, the Quality Agreement and the Safety Data Exchange Agreement), executed by a duly authorized officer of Buyer; and

(iii) a certificate, executed by an officer of Buyer and dated the Closing Date, confirming on behalf of Buyer that the conditions set forth in Sections 6.3.1 and 6.3.2 have been satisfied.

The Parties acknowledge that Buyer shall not be required to initiate the wire transfer to Seller of the Closing Payment and the Estimated Closing Date Inventory Value until the instant when all other conditions set forth in ARTICLE 6 have been satisfied or, as applicable, waived.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows, with each such representation and warranty subject to such exceptions, if any, as are set forth in corresponding sections of the Disclosure Schedules. Disclosures in any section or paragraph or cross-referenced in the particular section of the Disclosure Schedules address the corresponding section or paragraph of this Agreement and other sections or paragraphs of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other sections or paragraphs.

3.1.1 Corporate Status. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, operate, lease or license the Purchased Assets now owned, operated, leased or licensed by it and to carry on the Product Business as now being conducted. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the

Product Business as currently conducted makes such licensing or qualification necessary, except where the failure to be duty licensed, qualified to do business or in good standing would not reasonably be expected to have a Material Adverse Effect.

3.1.2 Authority. Seller has the requisite corporate power and authority to enter into and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate actions of Seller. This Agreement constitutes, and each Ancillary Agreement to which Seller is a party, when executed and delivered by Seller, will constitute, the valid and legally binding obligation of Seller.

3.1.3 Non-Contravention. The execution, delivery, consummation and performance by Seller of this Agreement and each Ancillary Agreement to which it is a party do not and will not (a) violate the certificate of incorporation or bylaws of Seller, (b) subject to compliance with the HSR Act, violate any Law in the Buyer Territory applicable to Seller, the Product Business or the Purchased Assets, or (c) subject to obtaining the consents, approvals and authorizations, making the filings and giving the notices referred to in Section 3.1.3 of the Disclosure Schedules and Section 3.1.5(b), (i) violate, breach or constitute a default under, or result in the termination of, or give rise to a right of termination, cancellation or acceleration of any right or obligation under, any Purchased Contract, (ii) violate any order or judgment of a Governmental Authority in the Buyer Territory to which Seller is subject relating primarily to the Product Business or (iii) result in the imposition or creation of any Encumbrance other than a Permitted Encumbrance upon any Purchased Asset, except, (x) in the case of (c)(i) or (c)(iii), for such violations, breaches, defaults, accelerations, terminations or Encumbrances that would not reasonably be expected to materially affect the Product Business, the Purchased Assets or the Assumed Liabilities (or any material portion of the Product Business, the Purchased Assets or the Assumed Liabilities) and (y) in the case of (b) and (c)(ii), for such violations, breaches, defaults, accelerations, cancellations, terminations or Encumbrances that would not reasonably be expected to have a Material Adverse Effect.

3.1.4 No Broker. There is no broker, finder, investment banker or financial advisor acting or who has acted on behalf of or based upon arrangements made by Seller, who is entitled to receive any brokerage or finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

3.1.5 No Litigation: Consents.

(a) (i) There is no Litigation (other than investigations or inquiries) pending or, to Seller’s Knowledge, pending investigation or inquiry, or threatened Litigation of any nature whatsoever, against Seller relating primarily to the Product, the Product Business or the Purchased Assets, and (ii) there is no order or judgment of a Governmental Authority in the Buyer Territory to which Seller is subject relating to the Product, the Product conduct of the Product Business as it is currently conducted, except where the failure to possess or comply with any such Authorization would not reasonably be expected to materially affect the Product Business, the Purchased Assets or the Assumed Liabilities (or any material portion of the Product Business, the Purchased Assets or the Assumed Liabilities).

(c) With respect to interactions with healthcare professionals, the Seller follows, and during the [REDACTED] has followed, its corporate compliance program in the Buyer Territory, which complies with applicable Law and the Seller believes is the substantial equivalent of the PhRMA Code on Interactions with Healthcare Professionals.

3.1.9 Regulatory Matters.

(a) Seller possesses, or has a right of reference to, all material Regulatory Approvals necessary to conduct the Product Business as currently conducted in the Buyer Territory. The U.S. Regulatory Approval is in full force and effect. During the [REDACTED] Seller has not received any written communication from any Governmental Authority in the Buyer Territory threatening to revoke, withdraw, modify, suspend, cancel or terminate the U.S. Regulatory Approval. No proceeding is pending or, to Seller’s Knowledge, threatened regarding the suspension or revocation of the U.S. Regulatory Approval. Seller is not, and during the [REDACTED] has not been, in violation of the terms of the U.S. Regulatory Approval. Seller has not previously sold, licensed, or transferred in any manner, in whole or in part, the U.S. Regulatory Approval.

(b) During the [REDACTED], with respect to the Product in the Buyer Territory, Seller has not and, to Seller’s Knowledge, no Third Party contract manufacturer, packager, labeler, or other vendor that must list the Product with the FDA has, received or been subject to: (i) any Form 483s, warning letters or other written correspondence from the FDA with respect to the Product in which the FDA asserted that the operations of Seller or any such Third Party relating to the Product were not in compliance with applicable Law; or (ii) any warning letters or other written communication from any other Governmental Authority with respect to the Product in the Buyer Territory in which such other Governmental Authority asserted that the Product Business or operations of Seller or any such Third Party relating to the Product were not in compliance with applicable Law.

(c) During the [REDACTED] there has not been any product recall, dear doctor letter or market withdrawal or replacement conducted by or on behalf of Seller concerning the Product in the Buyer Territory or any product recall, dear doctor letter, market withdrawal or replacement conducted by or on behalf of any Third Party as a result of any alleged defect in the Product in the Buyer Territory. During the [REDACTED] Seller has not received any written notice that any Governmental Authority has commenced, or threatened to initiate, any action to request a recall of the Product in the Buyer Territory, or commenced, or threatened to initiate, any action to enjoin production at any facility at which the Product is Manufactured for distribution in the Buyer Territory. Seller has made available to Buyer true and correct summary reports regarding material complaints and notices of alleged defect or adverse reaction with respect to a Product in the Buyer Territory that have been received in writing by Seller during the [REDACTED] During the [REDACTED] Seller has not received any written notice that the FDA or any other Governmental Authority has (i) commenced, or threatened to initiate, any action to enjoin the Manufacture or Exploitation of the Product in the Buyer Territory or (ii) commenced, or threatened to initiate, any action to enjoin the Manufacture or Exploitation of the Product in the Buyer Territory.

(d) To the Knowledge of Seller, there are no existing circumstances which would reasonably be expected to furnish a basis for an action by FDA or any other Governmental Authority to revoke, suspend, cancel, modify or withdraw the U.S. Regulatory Approval.

(e) During the [REDACTED] the Product in the Buyer Territory has been Manufactured in compliance with applicable Law, including the Act and cGMP, and the U.S. Regulatory Approval. During the [REDACTED] neither Seller, nor, to Seller’s Knowledge, any employee or agent of Seller, has made on behalf of Seller any material false statements or material omissions in any application or other submission to the FDA or other Governmental Authority in the Buyer Territory relating to the Product, the Product Business or the Purchased Assets.

(f) None of Seller or any employee or, to Seller’s Knowledge, any consultant of Seller who has undertaken activities in connection with the Product Business in the [REDACTED], has been debarred, restricted, suspended or deemed subject to debarment by the FDA, nor, to Seller’s Knowledge, are any such Persons the subject of a conviction described in, (i) Section 306 of the Act or (ii) 42 U.S.C. §1320a-7 or any similar debarment or ineligibility provisions applicable to any health care program of a Governmental Authority.

(g) Seller has not entered into any settlement agreement, corporate integrity agreement, or similar agreement with any Governmental Authority relating to the Product, the Purchased Assets or the Product Business that would be binding on the Buyer or under which the Buyer would have any payment, reporting, or other obligations to any Governmental Authority.

(h) Seller has not notified, either voluntarily or as required by applicable Law, any affected individual, any Governmental Authority, or the media of any breach of Personal Information. Seller has not suffered any unauthorized acquisition, access, use or disclosure of any Personal Information relating to the Product, the Product Business or the Purchased Assets that, individually or in the aggregate, materially compromises the security or privacy of such Personal Information.

(i) (i) There are no pending preclinical tests or clinical trials by or on behalf of Seller or any of its Affiliates associated with the Product and (ii) Seller has not received written notice of and, to Seller’s Knowledge, there are no currently outstanding or unanswered questions from FDA regarding any pending clinical studies involving the Product.

3.1.10 Taxes.

(a) Seller does not have any Liability for Taxes for which Buyer would become liable or that would adversely affect (a) the interests to be acquired by Buyer hereunder and under the Ancillary Agreements or (b) Buyer’s right to use or enjoy (free and clear of any Encumbrances, other than Permitted Encumbrances) any Purchased Asset.

(b) Seller has timely filed all income and other material Tax Returns with regard to the Purchased Assets that it was required to file under applicable Laws. All such material Tax Returns were correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. There are no Encumbrances for Taxes upon any of the Purchased Assets other than Permitted Encumbrances.

(c) To Seller’s Knowledge, there are no proceedings, investigations, audits or claims now pending or threatened against Seller with respect to Taxes related to the Purchased Assets or the Product Business.

3.1.11 Intellectual Property.

(a) Seller owns the Purchased Domain Names and owns or has pursuant to a Purchased Contract valid license rights to, all Licensed Intellectual Property.

(b) Section 3.1.11(b) of the Disclosure Schedules sets forth a true and complete list of all Purchased Domain Names and, in the Buyer Territory, all Licensed Intellectual Property, in each case, owned by Seller that has not expired or been abandoned and has issued, been registered or granted or that is the subject of an application for registration, issuance or grant (“Owned Registered Product IP”). All maintenance fees, annuity fees or renewal fees for such Owned Registered Product IP in the Buyer Territory that are due and payable have been paid and all associated filings needed to maintain such Owned Registered Product IP have been made.

(c) Section 3.1.11(c) of the Disclosure Schedules sets forth a true and complete list of all Licensed Intellectual Property that is licensed by Seller, has not expired or been abandoned and has issued, been registered or granted or that are the subject of an application for registration, issuance or grant in the Buyer Territory (“Licensed Registered Product IP”). To Seller’s Knowledge, all maintenance fees, annuity fees or renewal fees for such Licensed Registered Product IP in the Buyer Territory that are due and payable have been paid and all associated filings needed to maintain such Licensed Registered Product IP have been made.

(d) None of the Purchased Domain Names or Licensed Intellectual Property that constitute Owned Registered Product IP or Licensed Registered Product IP, or registrations or applications to use or register such items is involved in any cancellation, nullification, interference, concurrent use or opposition proceeding or other material Litigation (other than any investigation or inquiry) or, to Seller’s Knowledge, any material investigation or inquiry.

(e) To Seller’s Knowledge, the conduct of the Product Business as conducted as of the Execution Date does not infringe or misappropriate any Third Party’s Intellectual Property Rights in the Buyer Territory. No Litigation (other than any investigation or inquiry) is pending or, to Seller’s Knowledge, threatened, and to Seller’s Knowledge, there is no investigation or inquiry pending or threatened, against Seller (i) based upon, challenging or seeking to deny or restrict the use of any of the Purchased Domain Names or any Licensed Registered Product IP or (ii) alleging that Seller’s conduct of the Product Business infringes or misappropriates the Intellectual Property Rights of any Third Party.

(f) Seller has not granted any licenses, sublicenses or other rights in or with respect to any Purchased Domain Names or, in the Buyer Territory, any Licensed Intellectual Property, in each case, to any Third Parties. To Seller’s Knowledge, no Third Party is engaging in any activity that infringes or misappropriates any Purchased Domain Name or any Licensed Registered Product IP in the Buyer Territory.

3.1.12 Product Financial Information. Section 3.1.12 of the Disclosure Schedules sets forth the annual gross sales and net sales (and certain components thereof) for the Product in the Buyer Territory for the Fiscal Years ended March 31, 2013 and 2014 and for the period through June 30, 2014 (the “Financial Information”). The Financial Information has been prepared in accordance with GAAP from the books and records of Seller and fairly presents in all material respects the annual gross sales and net sales (and certain components thereof) for the Product in the Buyer Territory for the periods indicated. Seller maintains a system of accounting for the Product Business established and administered in accordance with GAAP.

3.1.13 Purchased Inventory. The Purchased Inventory is owned by Seller free and clear of all Encumbrances (other than Permitted Encumbrances). The Purchased Inventory was Manufactured in accordance with cGMP and the U.S. Regulatory Approval and is saleable in the ordinary course of the Product Business. All finished product included in the Purchased Inventory has, as of the Closing Date, a shelf life of at [REDACTED]

3.1.14 Customers and Suppliers.

(a) Section 3.1.14(a) of the Disclosure Schedules sets forth with respect to the Product Business each customer who has paid aggregate consideration to Seller for goods or services rendered in an amount greater than or equal to [REDACTED] for each of

Seller’s [REDACTED] (collectively, the “Material Customers”). Seller has not received any written notice that any of the Material Customers has ceased, or intends to cease or otherwise terminate or materially reduce, after the Closing, purchasing the Product.

(b) Section 3.1.14(b) of the Disclosure Schedules, which shall be delivered by Seller to Buyer within 10 Business Days following the Execution Date, sets forth with respect to the Product Business each supplier of the active pharmaceutical ingredient and any excipients or other raw materials included in, and primary packaging components for, the Product to whom Seller has paid consideration for goods or services rendered in an amount greater than or equal to [REDACTED] for each of Seller’s [REDACTED] (collectively, the “Material Suppliers”). Seller has not received any written notice that any of the Material Suppliers has ceased, or intends to cease or otherwise terminate or materially reduce, after the Closing, to supply goods or services to the Product Business.

3.1.15 Exclusivity of Representations. SELLER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 3.2, THE ANCILLARY AGREEMENTS TO BE ENTERED INTO AT THE CLOSING AND THE CERTIFICATE DELIVERED BY BUYER PURSUANT TO SECTION 2.4.2(b)(iii), BUYER HAS MADE NO REPRESENTATION OR WARRANTY WHATSOEVER RELATED TO THE TRANSACTIONS, INCLUDING WITH RESPECT TO ANY INFORMATION, DOCUMENTS, OR MATERIALS FURNISHED TO OR FOR SELLER BY BUYER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS, OR MATERIAL MADE AVAILABLE TO SELLER IN ANY MANAGEMENT PRESENTATION, OR ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS, AND SELLER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.2.1 Corporate Status. Buyer is an international business company incorporated, validly existing and in good standing under the Laws of Barbados. Each Affiliate of Buyer that is or will be a party to an Ancillary Agreement (each, a “Purchasing Affiliate”) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

3.2.2 Authority.

(a) Buyer has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer is a party and the consummation by Buyer of the Transactions have been duly authorized by the necessary corporate actions of Buyer. This Agreement constitutes and each Ancillary Agreement to which Buyer is a party, when executed and delivered by Buyer will constitute, the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

(b) Each Purchasing Affiliate has the requisite entity power and authority to enter into each Ancillary Agreement to which it is a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery of each Ancillary Agreement to which a Purchasing Affiliate is a party and the consummation by such Purchasing Affiliate of the Transactions have been duly authorized by the necessary entity actions of such Purchasing Affiliate. Each Ancillary Agreement to which a Purchasing Affiliate is a party, when executed and delivered by such Purchasing Affiliate, will constitute, the valid and legally binding obligation of such Purchasing Affiliate, enforceable against such Purchasing Affiliate in accordance with its terms.

3.2.3 Non-Contravention. The execution, delivery, consummation and performance by Buyer of this Agreement and each Ancillary Agreement to which Buyer is a party, and the execution, delivery, consummation and performance by each Purchasing Affiliate of each Ancillary Agreement to which such Purchasing Affiliate is a party, do not and will not (a) violate the certificate of incorporation or bylaws, or comparable organizational documents, of Buyer or any Purchasing Affiliate, (b) subject to compliance with the HSR Act, violate any Law or other restriction of any Governmental Authority applicable to Buyer or any Purchasing Affiliate or (c) subject to obtaining the Authorizations, making the filings and giving the notices referred to in Section 3.2.5(b), (i) violate, breach or constitute a default under or result in the termination of, or give rise to a right of termination, cancellation or acceleration of any right or obligation under, any material Contract to which Buyer or any Purchasing Affiliate is a party or (ii) violate any order or judgment of a Governmental Authority in the Buyer Territory to which Buyer or any Purchasing Affiliate is subject, except with respect to clauses (b) and (c), for violations, breaches, defaults, terminations, cancellations or accelerations that would not reasonably be expected to have a Buyer Material Adverse Effect.

3.2.4 No Broker. There is no broker, finder, financial advisor or other Person acting or who has acted on behalf of Buyer or its Affiliates other than Torreya Partners. No such entity acting on behalf of Buyer or its Affiliates is entitled to receive any brokerage or finder’s or financial advisory fee from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement.

3.2.5 Litigation; Consents.

(a) There is no (i), to the knowledge of Buyer, Litigation pending or threatened against Buyer or any of its Purchasing Affiliates by or before any Governmental Authority, or (ii) order or judgment of a Governmental Authority to which Buyer or any of its Purchasing Affiliates is subject, in each case, except for such Litigation, orders or judgments that would not reasonably be expected to have a Buyer Material Adverse Effect.

(b) Except for (i), if required, filings under the HSR Act and the expiration or termination of the waiting period thereunder, (ii) any filing with or Authorization of any stock exchange on which Buyer’s securities or those of its Purchasing Affiliates are listed, (iii) Authorizations that if not received, or declarations, filings or registrations that if not made, would not reasonably be expected to have a Buyer Material Adverse Effect, and (iv) items disclosed in Schedule 3.2.5, no notice to, filing with or Authorization of, any Governmental Authority or other Person is required for Buyer to consummate the Transactions.

3.2.6 Financial Capacity. On the Closing Date, Buyer will have immediately available cash that is sufficient to enable it to consummate the Transactions and perform its obligations under this Agreement and the Ancillary Agreements.

3.2.7 Exclusivity of Representations. BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 3.1, THE ANCILLARY AGREEMENTS AND THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 2.4.2(a)(ii), SELLER HAS MADE NO REPRESENTATION OR WARRANTY WHATSOEVER RELATED TO THE TRANSACTIONS, INCLUDING WITH RESPECT TO ANY INFORMATION, DOCUMENTS, OR MATERIALS FURNISHED TO OR FOR BUYER BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS, OR MATERIAL MADE AVAILABLE TO BUYER IN ANY “DATA ROOM,” MANAGEMENT PRESENTATION, OR ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS, AND BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3.1, THE ANCILLARY AGREEMENTS AND THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 2.4.2(a)(ii): BUYER IS ACQUIRING THE PURCHASED ASSETS AND LICENSING THE LICENSED INTELLECTUAL PROPERTY ON AN “AS IS, WHERE IS” BASIS WITHOUT ANY EXPRESS OR IMPLIED WARRANTIES, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY WARRANTY AS TO QUALITY, FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, CONDITION OF ASSETS OR AS TO ANY OTHER MATTER.

ARTICLE 4

PRE-CLOSING COVENANTS

4.1 Access and Information.

4.1.1 During the period commencing on the Execution Date and ending on the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with ARTICLE 8 (the “Pre-Closing Period”), Seller shall afford Buyer and its officers, employees, agents, attorneys, consultants, advisors and other representatives (collectively, “Representatives”), continued reasonable access to Seller and the Representatives and, through an electronic data room, the books and records, of Seller and its Affiliates, to the extent related to the Product, the Product Business, the Purchased Assets and the Assumed Liabilities, and during such period, shall provide to Buyer such information, books and records to the extent that they relate to the Product, the Product Business, the Purchased Assets and the Assumed Liabilities, as Buyer may reasonably request (provided, that Seller shall only be required to use its commercially reasonable efforts to provide Buyer any such information, books and records that are in the possession or control of a Third Party), in each case for the purpose of enabling Buyer to verify the accuracy of Seller’s representations and warranties contained in this Agreement, and to continue conducting due diligence in connection with the Transactions, and as may be agreed by Buyer and Seller as useful and allowable for post-Closing integration planning; provided, however, that such access shall not unreasonably disrupt Seller’s ordinary course operations. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to disclose any information or provide any such access if such disclosure or access would reasonably be expected, in Seller’s reasonable judgment, to (i) violate (A) applicable Law, including applicable antitrust Laws, or (B) any binding agreement entered into by Seller prior to the Closing Date, including any confidentiality agreement to which Seller is a party (provided, that Seller shall use commercially reasonable efforts to obtain consent from any Third Party to any such binding agreement to enable Seller to disclose such information), (ii) jeopardize any attorney/client privilege or other established legal privilege, or (iii) disclose any Trade Secrets.

4.1.2 During the Pre-Closing Period, Buyer hereby agrees that, except as agreed upon by Seller, neither it nor any of its Affiliates or Representatives shall contact any licensor, competitor, supplier, distributor or customer of, or service provider to, Seller with respect to the Product, the Purchased Assets, the Product Business, this Agreement, the Ancillary Agreements or the Transactions.

4.2 Ordinary Course of Business.

4.2.1 During the Pre-Closing Period, except (i) as set forth in Schedule 4.2.1 or as otherwise contemplated by this Agreement or any Ancillary Agreement, (ii) as required by applicable Law, (iii) as required by the terms of any agreement binding upon Seller or its Affiliates, (iv) for any actions taken by Seller that are reasonably necessary to consummate the Transactions or (v) as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, Seller and its Affiliates (x) shall conduct the Product Business in substantially the same manner as heretofore conducted and in the ordinary course (the “Ordinary Course of Business”) except to the extent necessary to comply with Section 4.2.1(a) and (y) shall not:

(a) [REDACTED]

(b) accelerate any rights or obligations under, terminate, materially modify or cancel any Purchased Contract, Contract that would be a Purchased Contract, but for such termination or acceleration, or the U.S. Regulatory Approval;

(c) make or commit to make material capital expenditures which would constitute Assumed Liabilities;

(d) sell, dispose of, transfer, lease, license or Encumber any assets that are (or would otherwise be) Purchased Assets, other than (i) sales of inventory in the Ordinary Course of Business, (ii) any disposition of inventory that does not comply with the representations and warranties in Section 3.1.13, or (iii) Permitted Encumbrances; or

(e) enter any Contract to do any of the foregoing ((a) through (d)), or take any action or omission that would result in any of the foregoing ((a) through (d)).

No action by Seller with respect to matters expressly addressed by subsections (b) through (e) above shall be deemed a breach of clause (x) of Section 4.2.1 unless such action would constitute a breach of any such specific subsection.

4.2.2 Nothing contained in this Agreement is intended to give Buyer or its Affiliates, directly or indirectly, the right to control or direct the Product Business prior to the Closing, and nothing contained in this Agreement is intended to give Seller or its Affiliates, directly or indirectly, the right to control or direct Buyer’s operations. Prior to the Closing, each of Buyer, on the one hand, and Seller and its Affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates respective operations.

4.3 Obligation to Consummate the Transaction. Each of the Parties agrees that, subject to this Section 4.3 and Section 4.4, it shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to the extent permissible under applicable Law, to consummate and make effective the transactions contemplated by this Agreement and to ensure that the conditions set forth in ARTICLE 6 are satisfied, insofar as such matters are within the control of either of them. Without limiting the generality of the foregoing, as soon as reasonably practicable after the Execution Date, Seller shall use its commercially reasonable efforts (not requiring the payment of money, the commencement of any Litigation or offer or grant any accommodation (financial or otherwise) to any Third Party) to obtain the consents, permits and authorizations, make the filings and issue the notices disclosed in Section 3.1.5(b) of the Disclosure Schedules.

4.4 Competition Filings.

4.4.1 If required pursuant to applicable Law, each of Buyer and Seller shall file or cause to be filed as soon as practicable, and in any event no later than 10 Business Days following the Execution Date, any notifications required under the HSR Act. Thereafter, each of Buyer and Seller shall use commercially reasonable efforts to respond as promptly as practicable to any inquiries or requests received from any Governmental Authority for additional information or documentation and to cause the waiting period under the HSR Act to terminate or expire at the earliest possible date after the date of filing.

4.4.2 Buyer and Seller shall cooperate with each other and shall (a) promptly prepare and file all necessary documentation and (b) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, in each case, as required to comply with the HSR Act in connection with the Transactions. Each Party, acting solely through outside counsel, will promptly notify the other Party of any written communication with respect to the HSR Act to that Party from any Governmental Authority in the Buyer Territory, and, to the extent practicable, outside of the Buyer Territory, in each case, with respect to the Transactions, and, subject to applicable Law, if practicable, permit the other Party to review in advance any proposed written communication related to the HSR Act and the Transactions to any such Governmental Authority and incorporate the other Party’s reasonable comments. Each Party also agrees not to participate in any substantive meeting or discussion related to the HSR Act with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend. Each of Seller and Buyer further agrees, to the extent permitted by applicable Law, to furnish the other Party with copies of all correspondence, filings and written communications between it and its Affiliates and their respective Representatives on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to the HSR Act, this Agreement and the Transactions, except that any materials concerning either Party’s valuation of the transaction, internal financial information, or competitively sensitive information may be redacted. Notwithstanding anything to the contrary herein, neither Buyer nor any of its Affiliates shall be required to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer or any of its Affiliates; (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Buyer of the Transactions and the other Ancillary Agreements; or (iii) any material modification or waiver of the terms and conditions of this Agreement

4.4.3 All filing fees under applicable competition laws, and all expenses (other than legal fees and expenses, which shall be borne by the Party incurring such expenses) in complying with any request for additional information or documentary material from any applicable Governmental Authority, shall be borne by Buyer.

4.5 Notices. Subject to Section 5.4, during the Pre-Closing Period, each Party shall give prompt written notice to the other Party of any Litigation, examination or audit in which such Party is involved as a party that concerns and would reasonably be expected to materially and adversely affect the Product, the Product Business or Purchased Assets or the other Party’s rights in the same or that would otherwise (a) reasonably be expected to have a Material Adverse Effect or Buyer Material Adverse Effect, as applicable or (b) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in ARTICLE 6 to be satisfied.

ARTICLE 5

ADDITIONAL COVENANTS

5.1 Cooperation in Litigation and Investigations. Subject to Section 5.4 and except as set forth in any Ancillary Agreement, from and after the Closing Date, Buyer and Seller shall fully cooperate with each other in the defense or prosecution of any Litigation, examination or audit instituted prior to the Closing or which may be instituted thereafter against or by either Party relating to or arising out of the conduct of the Product Business or the Manufacture of the Product in the Buyer Territory prior to or after the Closing (other than Litigation between Buyer and Seller or their respective Affiliates arising out of the Transactions). In connection therewith, and except as set forth in any Ancillary Agreement, from and after the Closing Date, each of Seller and Buyer shall make available to the other during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all records relating exclusively to the Purchased Assets, the Assumed Liabilities and the Excluded Liabilities held by it and reasonably necessary to permit the defense or investigation of any such Litigation, examination or audit (other than Litigation between Buyer and Seller or their respective Affiliates arising out of the Transactions, with respect to which applicable rules of discovery shall apply), and shall preserve and retain all such records for the length of time contemplated by its standard record retention policies and schedules. Subject to, and not in derogation or limitation of, the Parties’ respective obligations under ARTICLE 7, the Party requesting such cooperation shall pay the reasonable costs and expenses of providing such cooperation (including legal fees and disbursements) incurred by the Party providing such cooperation and by its officers, directors, employees and agents, and any applicable Taxes in connection therewith.

5.2 Further Assurances.

5.2.1 Each of Seller and Buyer shall, at any time or from time to time after the Closing, at the request and expense of the other, execute and deliver to the other all such instruments and documents or further assurances as the other may reasonably request in order to (a) vest in Buyer all of the rights, title and interests of Seller in and to the Purchased Assets as contemplated hereby, (b) effectuate Buyer’s assumption of the Assumed Liabilities and (c) grant to each Party all rights contemplated herein to be granted to such Party under the Ancillary Agreements; provided, however, that after the Closing, apart from such customary further assurances, neither Seller nor Buyer shall have any other obligations except as specifically set forth and described herein or in the Ancillary Agreements. Without limitation of the foregoing, except as expressly set forth herein or in the Ancillary Agreements, Seller shall not have any obligation to assist or otherwise participate in the amendment or supplementation of any Regulatory Approval or otherwise to participate in any filings or other activities relating to any Regulatory Approval other than as necessary to effect the transfer of Seller’s rights, title and interest with respect thereto to Buyer in connection with the Closing pursuant to this Agreement.

5.2.2 To the extent that Seller’s rights under any Purchased Asset may not be assigned without the approval, consent or waiver of another Person and such approval, consent or waiver has not been obtained prior to the Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. If any such approval, consent or waiver shall not have been obtained prior to the Closing, Seller shall for a period of up to nine months after the Closing, (a) use its commercially reasonable efforts to obtain all necessary approvals, consents and waivers to the assignment and transfer thereof, and Buyer shall use its commercially reasonable efforts to assist and cooperate with Seller in connection therewith (in each case at the sole cost and expense of Seller); provided, that neither Seller nor any of its Affiliates shall be required to pay money to any Third Party, commence any Litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection with such efforts; and (b) until any such approval, consent or waiver is obtained and the related Purchased Asset is transferred and assigned to Buyer or Buyer’s designee, use its commercially reasonable efforts to provide to Buyer substantially comparable benefits thereof and enforce, at the request of and for the account of Buyer, any rights of Seller arising under any such Purchased Asset against any Person. To the extent that Buyer is provided with benefits of any such Purchased Asset, Seller shall perform the obligations of Seller thereunder.

5.2.3 [REDACTED]

5.2.4 Seller shall use its commercially reasonable efforts to provide to Buyer as soon as reasonably practicable after the date of the Closing, all information and documents related to the Purchased Assets (including the audited carve-out financial statements related to the Purchased Assets in respect of Seller’s fiscal years ended March 31, 2014 and March 31, 2013 and unaudited interim carve-out financial statements) reasonably required by Buyer or its Affiliates in order to comply with its obligation to prepare and file within the time required under Canadian Securities Laws a “business acquisition report” (as contemplated in NI 51-102 Continuous Disclosure Obligations), and Seller shall use its commercially reasonable efforts to (a) cause its auditors to cooperate with Buyer’s or its Affiliates’ accounting professionals and auditors as is reasonably required and (b) make available to Buyer or its Affiliates and its auditors all financial information related to the Purchased Assets (including, if required, the Financial Information, carve-out financial statements related to the Purchased Assets in respect of Seller’s fiscal years ended March 31, 2014 and March 31, 2013, and any required auditor consents) as may be reasonably required by Buyer, in each case, to comply with its obligations under Part 8 of NI 51-102; provided, however, that Seller shall be provided a reasonable opportunity to review and comment on any draft disclosure document containing Seller information to be publicly filed in connection with Buyer’s or its Affiliates’ obligations under Part 8 of NI 51-102 in advance of the filing or public disclosure thereof and Buyer will give good faith consideration to any comments of Seller thereon. Seller shall use its commercially reasonable efforts to provide to Buyer information of the type addressed above, including by submitting any necessary consents to, or otherwise causing, its auditors to provide Buyer with any such information in connection with any financing, public or private, with respect to securities of the Buyer or its Affiliates as may be required by Regulatory Authorities. Buyer shall be responsible for all costs and expenses incurred by Seller and its Affiliates in connection with this Section 5.2.3.

5.3 Publicity. No public announcement related to this Agreement or the transactions contemplated herein will be issued without the joint approval of Seller and Buyer, which approval shall not be unreasonably withheld, conditioned or delayed; except in any public disclosure which either Seller or Buyer, in its good faith judgment, believes is required by applicable Law or by any stock exchange on which its securities or those of its Affiliates are listed. If either Party, in its good faith judgment, believes such disclosure is required, such Party will use its commercially reasonable efforts to consult with the other Party and its Representatives, and to consider in good faith any revisions proposed by the other Party or its Representatives, as applicable, prior to making (or prior to any of its Affiliates making) such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed. Notwithstanding the foregoing, neither Seller nor Buyer shall issue or permit any of its Affiliates to issue any public announcement of the execution of this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that where Seller or Buyer, as the case may be, shall have received advice of counsel that it or its Affiliates is required to make an announcement or furnish a statement pursuant to the Laws of its jurisdiction of incorporation or any jurisdiction in which any of its securities are publicly traded or the rules of any stock exchange upon which its securities are listed or any registered securities quotation system on which such securities are traded (including in the case of Buyer or its Affiliates, Canadian Securities Laws), it shall be permitted, after providing the other Party with a copy of such announcement or statement at least five Business Days (or such shorter time as advised by counsel, but in no event less than two Business Days) prior to its proposed issuance or submission, and after discussing such announcement or statement with the other Party and considering in good faith the modifications to such announcement or statement proposed by the other Party, to do so even if it has not obtained the approval of the other Party.

5.4 Confidentiality.

5.4.1 Subject to Section 5.3, all Confidential Information provided by one Party (or its Representatives or Affiliates) (collectively, the “Disclosing Party” with respect to such information) to the other Party (or its Representatives or Affiliates) (collectively, the “Receiving Party” with respect to such information) shall be subject to and treated in accordance with the terms of this Section 5.4. As used in this Section 5.4, “Confidential Information” means, as to a Party (a) all information disclosed by such Party (or its Representatives or Affiliates) to the Receiving Party in connection with this Agreement, including all information with respect to the Disclosing Party’s licensors, licensees or Affiliates, (b) all information disclosed to the Receiving Party by the Disclosing Party under the Confidentiality Agreement and (c) all memoranda, notes, analyses, compilations, studies and other materials prepared by or for the Receiving Party to the extent containing or reflecting the information in the preceding clause (a) or (b). Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by competent written documentation:

(i) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party;

(ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(iii) became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of this Agreement or the Confidentiality Agreement;

(iv) is subsequently disclosed to the Receiving Party by a Third Party without obligations of confidentiality to the Disclosing Party with respect thereto; or

(v) is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of Confidential Information of the Disclosing Party.

5.4.2 (i) All Confidential Information obtained by Seller (or its Affiliates or Representatives) from Buyer (or its Affiliates or Representatives) and (ii) from and after the Closing, all Confidential Information to the extent relating to the Product Business, the Purchased Assets and the Assumed Liabilities ((i) and (ii), collectively, the “Buyer Confidential Information”) shall be deemed to be Confidential Information disclosed by Buyer to Seller for purposes of this Section 5.4 and shall be used by Seller solely as required to (a) perform its obligations or exercise or enforce its rights under this Agreement (including Seller’s exercise of the rights retained pursuant to Section 2.1.4) or any Ancillary Agreement, (b) operate the business of Seller and its Affiliates in the Seller Territory, and, with respect to Excluded Assets only, in the Buyer Territory (including the sale of such business), or (c) comply with applicable Law (each of (a) through (c), a “Seller Permitted Purpose”), and for no other purpose. For a period of [REDACTED] years after the Closing Date (or, if the Closing does not occur, [REDACTED] years after the Execution Date), Seller shall not disclose, or permit the disclosure of, any of the Buyer Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with any Seller Permitted Purpose (and Seller shall be liable to Buyer for any disclosure of Confidential Information by such Persons which would be a breach of this Agreement if such disclosure was made by Seller itself) and Seller shall not use the Buyer Confidential Information except in connection with the Seller Permitted Purpose; provided, however, that with respect to any Buyer Confidential Information that is a Trade Secret, Seller shall not disclose, or permit the disclosure of, such information for the period of time that it is considered a Trade Secret under the UTSA, other than in compliance with the Confidentiality Agreement, for a Seller Permitted Purpose (to the extent reasonable measures are taken to preserve the confidentiality of such Trade Secret), or in accordance with Section 5.4.4. Seller shall treat, and will cause its Affiliates and the Representatives of Seller or any of its Affiliates to treat, the Buyer Confidential Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

5.4.3 All Buyer Confidential Information described in clause (ii) of Section 5.4.2 to the extent not solely related to the Product Business, the Purchased Assets or the Assumed Liabilities (“Non-Exclusive Information”) and all Confidential Information obtained by Buyer (or its Affiliates or Representatives) from Seller (or its Affiliates or Representatives) other than the Buyer Confidential Information (together with Non-Exclusive Information, the “Seller Confidential Information”) shall be used by Buyer solely as required to (a) perform its obligations or exercise or enforce its rights under this Agreement or any Ancillary Agreement, (b) with respect to Non-Exclusive Information, operate the business of Buyer and its Affiliates in the Buyer Territory (including the sale of such business), or (c) comply with applicable Law (each of (a) and (b), a “Buyer Permitted Purpose”), and for no other purpose. For a period of [REDACTED] years after the Closing Date (or, if the Closing does not occur, [REDACTED] years after the Execution Date), Buyer shall not disclose, or permit the disclosure of, any of the Seller Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with a Buyer Permitted Purpose (and Buyer shall be liable to Seller for any disclosure of Confidential Information by such Persons which would be a breach of this Agreement if such disclosure was made by Buyer itself) and Buyer shall not use, or permit the use of, the Seller Confidential Information, except in connection with a Buyer Permitted Purpose; provided, however, that with respect to any Seller Confidential Information that is a Trade Secret, Buyer shall not disclose, or permit the disclosure of, such information for the period of time that it is considered a Trade Secret under the UTSA, other than in compliance with the Confidentiality Agreement, for a Buyer Permitted Purpose (to the extent reasonable measures are taken to preserve the confidentiality of such Trade Secret), or in accordance with Section 5.4.4. Buyer shall treat, and will cause its Affiliates and the Representatives of Buyer or any of its Affiliates to treat, Seller Confidential Information as confidential, using the same degree of care as Buyer normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.

5.4.4 In the event either Party is requested pursuant to, or required by, applicable Law to disclose any of the other Party’s Confidential Information (i.e., Seller Confidential Information or Buyer Confidential Information, as applicable), it will notify the other Party in a timely manner so that such Party may seek a protective order or other appropriate remedy or, in such Party’s sole discretion, waive compliance with the confidentiality provisions of this Agreement. Each Party will cooperate in all reasonable respects in connection with any reasonable actions to be taken for the foregoing purpose, at the sole cost and expense of the Party seeking such remedy or order. In any event, the Party requested or required to disclose such Confidential Information may furnish it as requested or required pursuant to applicable Law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided that such Party furnishes only that portion of the Confidential Information which such Party is advised by its counsel is legally required, and if confidential treatment is available such Party exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded to such Confidential Information, at the sole cost and expense of the other Party.

5.4.5 Nothing in this Section 5.4 shall be construed as preventing or in any way inhibiting either Party from complying with applicable Law governing activities and obligations undertaken pursuant to this Agreement or any Ancillary Agreement in any manner which it reasonably deems appropriate.

5.4.6 The Confidentiality Agreement shall automatically terminate upon the Closing.

5.5 Commercialization. Except to the extent otherwise provided in the Transition Services Agreement, from and after the Closing Date, (a) Buyer, at its own cost and expense, shall be responsible for and have sole discretion over the commercialization, marketing strategy, promotion, distribution and sale of the Product in the Buyer Territory and shall independently determine and set prices for the Product in the Buyer Territory, including the selling price, volume discounts, rebates and similar matters; (b) Buyer shall be responsible, at its own cost and expense, for all marketing, advertising and promotional materials related to the Product in the Buyer Territory; and (c) Buyer or its Affiliates shall be responsible for receiving and processing all orders, undertaking all invoicing, collection and receivables, and providing all customer service related to the sale of the Product in the Buyer Territory.

5.6 Transitional Trademark License.

5.6.1 Effective as of the Closing Date until the date that Buyer sells or otherwise disposes the last of the Purchased Inventory (the “Transitional License Period”), Seller hereby grants to Buyer, and Buyer hereby accepts, a non-exclusive, non- transferable, non-sublicensable (except to Buyer’s Affiliates responsible for operating the Product Business during the Transitional License Period), royalty-free, paid-up, license in the Buyer Territory under the Seller Marks, for use during such period solely in connection with (a) Buyer’s sale of the finished Product included in the Purchased Inventory in the Buyer Territory, and (b) the labeling on Product Manufactured by or on behalf of Buyer during the Transitional License Period (and the sale of such Product). Notwithstanding the foregoing, Buyer acknowledges and agrees that the license granted under this Section 5.6.1 is being granted solely for transitional purposes and Buyer shall use its commercially reasonable efforts to cease its use of the Seller Marks as soon as is reasonably practicable after the Closing, but in no event later than the termination of the Transitional License Period.

5.6.2 To the extent Buyer is utilizing the license granted by Seller in Section 5.6.1, Buyer shall, and shall cause its permitted sublicensees to, (a) comply with all Trademark usage guidelines as may be reasonably specified from time to time by Seller with respect to the manner of use of the Seller Marks; (b) except as required pursuant to the preceding clause (a), not add any other labels or marks to, or otherwise alter, the Seller Marks as used in the Product Business as of the Closing Date or change in any way the style of the Seller Marks as used in the Product Business as of the Closing Date, in each case in this clause (b), except as otherwise agreed to or directed by Seller; and (c) at Seller’s request, furnish to Seller representative samples of all Product labeling and other materials bearing any of the Seller Marks for quality control purposes.

5.6.3 Buyer shall not, and it shall cause its permitted sublicensees not to, (a) directly or indirectly, at any time challenge Seller’s rights, title or interest in and to the Seller Marks or in any registration or registration application therefor; (b) do or cause to be done or fail to do anything, the doing, causing or failing of which would contest or in any way impair or tend to impair Seller’s rights in and to the Seller Marks or in any registrations or registration applications therefor; (c) represent to any Third Party that it has, in any jurisdiction, any ownership rights in or to the Seller Marks or any other rights in the Seller Marks other than the specific rights conferred by this Agreement; (d) register or attempt to register the Seller Marks or any confusingly similar Trademark as a Trademark with any Governmental Authority in its own name or in the name of any Third Party in any jurisdiction; or (e) do any act that endangers, destroys or adversely affects the Seller Marks or the value of the goodwill associated with the Seller Marks (for the avoidance of doubt, the sale of the Purchased Inventory in accordance with applicable Law and this Agreement and the Ancillary Agreements, or the consequences of such sale, shall not breach this provision or give rise to any Buyer liability hereunder).

5.6.4 Buyer hereby acknowledges and agrees that (a) as between the Parties, Seller has exclusive right, title and interest in and to the Seller Marks and to any registration or registration application therefor, (b) nothing herein shall be construed to accord it any rights in the Seller Marks, except for the limited license right expressly conferred by Section 5.6.1, (c) no ownership rights are vested or created in the Seller Marks anywhere in the world by the license granted in Section 5.6.1, and (d) all use of the Seller Marks by Buyer, its Affiliates and its permitted sublicensees, and all goodwill generated in connection therewith, shall inure solely for and to the benefit of Seller.

5.7 Regulatory Responsibilities.

5.7.1 From and after the Closing, subject to the terms of Section 5.9, the Ancillary Agreements and except as required by a Party to comply with applicable Law or to exercise its rights and obligations hereunder or under any other Ancillary Agreement, in accordance with the terms and subject to the conditions of the Dainippon License Agreement, Buyer shall have the sole right and responsibility for (a) taking all actions, paying all fees and conducting all communications with applicable Governmental Authorities with respect to the U.S. Regulatory Approval, including preparing and filing all reports (including adverse drug experience reports) with applicable Governmental Authorities, (b) taking all actions and conducting all communications with Third Parties in respect of Product sold pursuant to the U.S. Regulatory Approval in the Buyer Territory, including responding to all complaints in respect thereof and (c) investigating all complaints and adverse drug experiences in respect of Product sold pursuant to the U.S. Regulatory Approval. Buyer shall consult Seller reasonably in advance of making any communications or filing any reports with any Governmental Authority with respect to adverse drug experiences relating to Product Manufactured prior to the Closing and consider in good faith any proposals by Seller with respect to such communications.

5.7.2 Subject to the terms of the Transition Services Agreement, from and after the Closing (a) Seller shall support Buyer, as may be reasonably necessary and practicable, at Buyer’s cost and expense, in preparing, obtaining and maintaining all Regulatory Approvals for the Product in the Buyer Territory, including providing necessary documents or other materials required by applicable Law for Buyer to obtain or maintain such Regulatory Approvals, in each case, in accordance with the terms and conditions of this Agreement; and (b) Buyer shall support Seller and its Affiliates, as may be reasonably necessary and practicable, at Seller’s cost and expense, in preparing, obtaining and maintaining all Regulatory Approvals for the Product and any Other Product in the Seller Territory, including providing necessary documents or other materials required by applicable Law for Seller to obtain or maintain such Regulatory Approvals, in each case, in accordance with the terms and conditions of this Agreement.

5.7.3 Subject to the immediately following sentence and except to the extent otherwise provided in the Transition Services Agreement, from and after the Closing, (a) Buyer shall provide Seller with (i) copies of all written or electronic correspondence relating to the Product in the Buyer Territory, received by Buyer, its

Affiliates, licensees, sublicensees or distributors from, or submitted by Buyer, its Affiliates, licensees, sublicensees or distributors to, Regulatory Authorities and (ii) copies of all meeting minutes and other similar summaries of all meetings, conferences and discussions held by Buyer with Regulatory Authorities to the extent relating solely to the Product, including copies of all contact reports produced by Buyer and its Affiliates, licensees, sublicensees and distributors, in each case ((i) and (ii)), within five Business Days after Buyer’s receipt, submission or production of the foregoing, as applicable; and (b) Seller shall provide Buyer with (i) copies of all written or electronic correspondence relating to the Product received by Seller, its Affiliates, licensees, sublicensees or distributors from, or submitted by Seller, its Affiliates, licensees, sublicensees or distributors to, Regulatory Authorities and (ii) copies of all meeting minutes and other similar summaries of all meetings, conferences and discussions held by Seller with Regulatory Authorities to the extent relating solely to the Product in the Seller Territory, including copies of all contact reports produced by Seller and its Affiliates, licensees, sublicensees and distributors, in each case ((i) and (ii)), within five Business Days after Seller’s receipt, submission or production of the foregoing, as applicable.

5.7.4 Seller shall be solely responsible for all costs associated with, or required to address, any clinical findings or concerns regarding clinical data, in either case, regarding the Product, that were conveyed by FDA to Seller in writing prior to the Closing other than any such costs related to or arising out of data generated at or after the Closing.

5.8 Access to Regulatory Approvals and Documentation.

5.8.1 Effective from and after the Closing, Buyer hereby grants to Seller and its Affiliates, a perpetual, irrevocable, worldwide, exclusive, royalty-free and non- transferable license and right of reference (with a right to grant sublicenses and further rights of reference for purposes of conducting Seller’s and its Affiliates’ business) to the Buyer Regulatory Approvals and Documentation as necessary to exercise the rights retained by Seller pursuant to Section 2.1.4 and otherwise Exploit and Manufacture or have Manufactured the Product or any Other Product in the Seller Territory. Effective from and after the Closing, Seller hereby grants to Buyer and its Affiliates, a perpetual, irrevocable, worldwide, exclusive, royalty-free and non-transferable license and right of reference (with a right to grant sublicenses and further rights of reference for purposes of conducting Buyer’s and its Affiliates’ business) to the Seller Regulatory Documentation, as necessary to Manufacture and Exploit the Product in the Buyer Territory.

5.8.2 From and after the Closing, upon Buyer’s reasonable request, Seller promptly shall (a) provide to Buyer, at Buyer’s cost and expense, copies of the Seller Regulatory Documentation as shall be reasonably requested by Buyer solely for purposes of Exploiting and Manufacturing or having Manufactured the Product in the Buyer Territory and (b) provide to Buyer and to any specified Governmental Authority in the Buyer Territory a letter, in the form reasonably requested by Buyer, acknowledging that Buyer has the right of reference to any Seller Regulatory Documentation as necessary to Exploit and Manufacture or have Manufactured the Product in the Buyer Territory.

Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to disclose any information or provide any such access if such disclosure or access would, (x) violate (i) applicable Law or (ii) any binding agreement entered into by Seller prior to the Closing Date, including any confidentiality agreement to which Seller is a party (provided, that Seller shall use commercially reasonable efforts to obtain consent from any Third Party to any such binding agreement to enable Seller to disclose such information), (y) jeopardize any attorney/client privilege or other established legal privilege or (z) disclose any Trade Secrets.

5.8.3 From and after the Closing, upon Seller’s reasonable request, Buyer promptly shall (a) provide to Seller or Seller’s Affiliates, at Seller’s cost and expense, copies of the Buyer Regulatory Approvals and Documentation as shall be reasonably requested by Seller or its applicable Affiliate solely for purposes of exercising the rights retained by Seller pursuant to Section 2.1.4 and otherwise Exploiting and Manufacturing or having Manufactured the Product or any Other Product in the Seller Territory and (b) provide to Seller or its applicable Affiliate and to any specified Governmental Authority in the Seller Territory a letter, in the form reasonably requested by Seller, acknowledging that Seller or its applicable Affiliate has the right of reference to any Buyer Regulatory Approvals and Documentation as necessary to Exploit the Product or, as applicable, any Other Product in the Seller Territory. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be required to disclose any information or provide any such access if such disclosure or access would, (x) violate (i) applicable Law or (ii) any binding agreement entered into by Buyer prior to the Closing Date, including any confidentiality agreement to which Buyer is a party (provided, that Buyer shall use commercially reasonable efforts to obtain consent from any Third Party to any such binding agreement to enable Buyer to disclose such information), (y) jeopardize any attorney/client privilege or other established legal privilege or (z) disclose any Trade Secrets.

5.9 Medical and Other Inquiries. Except to the extent otherwise provided in the Transition Services Agreement or the Safety Data Exchange Agreement, from and after the Closing Date, Buyer or its designee (a) shall be responsible for, and shall handle and respond to, all customer complaints and inquiries (including medical and non-medical inquiries) related to the Product in the Buyer Territory (provided, that Buyer shall use commercially reasonable efforts to consult and coordinate with Seller prior to communicating with any Regulatory Authority in connection with any customer complaints and reported defects with respect to the Product in the Buyer Territory where such consultation and coordination does not interfere with the proper conduct of the Product Business), and (b) shall be responsible for, and shall conduct, all correspondence and communication with physicians and other health care professionals in the Buyer Territory relating to the Product. Buyer shall keep such records and make such reports as shall be reasonably necessary to document such communications in compliance with applicable Law.

5.10 Wrong Pockets. If either Buyer or Seller becomes aware that any of the Purchased Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred (except if such notification occurs more than six months after the Closing Date and such property is not reasonably obtainable; provided, however, that this limitation of the obligation to transfer shall not limit the Parties respective rights and obligations under ARTICLE 7), at the expense of [REDACTED] and with any necessary prior Third Party consent or approval, to (a) Buyer, in the case of any Purchased Asset which was not transferred to Buyer at the Closing; or (b) Seller, in the case of any Excluded Asset which was transferred to Buyer at the Closing.

5.11 Accounts Receivable; Accounts Payable.

5.11.1 Accounts Receivable. The Parties acknowledge and agree that all Accounts Receivable outstanding on the Closing Date shall remain the property of Seller and shall be collected by Seller or its Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any payments from any obligor with respect to an Account Receivable, then Buyer shall, within 30 days after receipt of such payment, remit the full amount of such payment to Seller. In the case of the receipt by Buyer of any payment from any obligor of both Seller and Buyer then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Buyer with the excess, if any, remitted to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any payments from any obligor with respect to an account receivable, notes receivable or other indebtedness due and owed by any Third Party to Buyer or any of its Affiliates arising from sales of the Product by or on behalf of Buyer or its Affiliates for any period after the Closing Date, then Seller shall, within 30 days after receipt of such payment, remit the full amount of such payment to Buyer. In the case of the receipt by Seller of any payment from any obligor of both Seller and Buyer then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller with the excess, if any, remitted to Buyer.

5.11.2 Accounts Payable. In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any invoices from any Third Party with respect to any account payable of the Product Business arising prior to the Closing, then Buyer shall, within 30 days after receipt of such invoice, provide such invoice to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any invoices from any Third Party with respect to any account payable of Buyer or any of its Affiliates with respect to the Product Business arising after the Closing, then Seller shall, within 30 days after receipt of such invoice, provide such invoice to Buyer.

5.12 Non-Competition. During the [REDACTED] following the Closing, except as provided in the Transition Services Agreement, Seller shall not, and shall cause each of its Affiliates not to, directly or indirectly, (a) market, promote, distribute, sell or accept orders for the sale of any product containing zonisamide, or any pharmaceutically acceptable salts, isomers or metabolites, or other analogues of zonisamide, as an active pharmaceutical ingredient for use in the treatment of epilepsy in the Buyer Territory or (b) assist or cooperate in any material way with any other Person in connection with the marketing, promotion, distribution, selling or acceptance of orders for the sale of any such product for the treatment of epilepsy in the Buyer Territory.

5.13 Certain Tax Matters.

5.13.1 Transfer Taxes and Apportioned Obligations.

(a) All amounts payable hereunder or under any Ancillary Agreement are exclusive of all recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement or the transactions contemplated hereby (collectively, “Transfer Taxes”). [REDACTED] shall be responsible for the payment of the Transfer Taxes, and shall pay all amounts due and owing in respect of any Transfer Taxes at the rate in force at the due time for payment or such other time as is stipulated under applicable Law.

(b) All personal property and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period ending on the day prior to the Closing Date (such portion of such taxable period, the “Pre-Closing Tax Period”) and the number of days of such taxable period on and after the Closing Date (such portion of such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post-Closing Tax Period.

(c) Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Law. With respect to the Apportioned Obligations, the paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 5.13.1(b). Upon payment of any such Apportioned Obligation, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 5.13.1(b) together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement.

5.13.2 Cooperation and Exchange of Information. Each of Seller and Buyer shall (a) provide the other with such assistance as may reasonably be requested by the other in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceeding relating to Liability for Taxes in connection with the Product Business or the Purchased Assets, (b) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination and (c) inform the other of any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.

5.13.3 Survival of Covenants. The covenants contained in this Section 5.13 shall survive until 30 days after the expiration of the applicable statute of limitations (including extensions thereof).

5.14 Payment Claims; Government Price Reporting.

5.14.1 NDC Numbers; Returned Product.

(a) Promptly, but in no event later than 30 days, following the Closing Date, Buyer shall obtain its own NDC number for the Product and Buyer shall use, or caused to be used, its new NDC number on all invoices, orders, drug labels, and labeling and other communications with all customers and Governmental Authorities for Product other than the Purchased Inventory, for which Seller agrees Buyer shall be entitled to use Seller’s NDC number pursuant to the Transition Services Agreement.

(b) All returns of Product following the Closing (including with respect to Product labeled with an NDC number of Seller or any of its Affiliates and Product labeled with an NDC number of Buyer or any of its Affiliates) that were sold in the Buyer Territory shall be sent to Buyer or its designee for processing. Returns will be processed by Buyer or its designee in accordance with its then-current returned goods policy, regardless of which Party made the corresponding original sale. Buyer shall be financially responsible for return reimbursement for all Product sold on or after the Closing Date in the Buyer Territory and Seller shall be financially responsible for return reimbursement for all Product sold prior to the Closing Date in the Buyer Territory. Notwithstanding the foregoing, Buyer and Seller shall be financially responsible for returns of Product included in Transition Lots on a proportional basis, based on the number of units of Product in such Transition Lot sold by Buyer on or after the Closing Date and on the number of units of Product in such Transition Lot sold by Seller prior to the Closing Date. The Parties’ respective financial responsibility for returns of Product included in a Transition Lot shall be determined as of the expiration date for such lot. Within 30 days following Seller’s receipt of written notice from Buyer, Seller shall reimburse Buyer for all refunds paid by Buyer for (i) returns of Product sold by Seller in the Buyer Territory prior to the Closing Date and (ii) Seller’s proportionate share of refunds for returns of Product included in Transition Lots. Buyer shall notify all customers of the Product Business in the Buyer Territory of the foregoing change in trade return procedures as soon as practicable after the Closing Date, with a reminder notification sent to all customers no later than 30 days following the Closing Date. All such notifications shall be provided to Seller within five days following communication to the customers.

(c) Buyer shall promptly destroy, or cause to be promptly destroyed, all such returned Product in a manner consistent with all applicable Law and Seller shall reimburse Buyer for all reasonable out-of-pocket costs of destruction of such Product that were sold prior to the Closing Date.

(d) Neither Buyer nor Seller shall instruct, recommend or attempt to induce customers who have previously purchased Product in the Buyer Territory to (i) return such Product when that would not otherwise have been the case but for such Party’s instructions, recommendations or inducement or (ii) delay the return of such Product.

5.14.2 Government Rebates.

(a) From and after the Closing, Seller shall be financially responsible for ail rebates pursuant to any government rebate programs with respect to Product dispensed to patients (i) on or prior to the Closing Date, or (ii) during the [REDACTED] day period following the Closing Date (such period, the “Rebate Tail Period”). From and after the Closing, Buyer shall be financially responsible for all rebates pursuant to any government rebate programs with respect to Product dispensed to patients beginning on the date following the expiration of the Rebate Tail Period. After the Closing, Seller shall be administratively responsible for processing all such rebates for Product labeled with an NDC number of Seller. Buyer shall be administratively responsible for processing all such rebates for Product labeled with an NDC number of Buyer. Upon reasonable advance notice, Buyer will provide to Seller information relating to the Product labeled with an NDC number of Seller sold by Buyer that Seller reasonably needs in order to comply with applicable rules and regulations relating to government rebates.

(b) To the extent that information related to any government rebate programs with respect to Product is received with respect to the calendar quarter that includes the Rebate Tail Period following the end of such calendar quarter, and such information does not include a dispense date, (i) Seller shall be financially responsible for the amount of such rebates that is equal to the product of (A) a fraction, the numerator of which is the sum of the number of days in such calendar quarter included in the Rebate Tail Period plus the number of days in such calendar quarter prior to, and including, the Closing Date, and the denominator of which is the number of days in such calendar quarter, and (B) the amount of the rebate and (ii) Buyer shall be financially responsible for the amount of such rebates that is equal to the product of (A) one minus the fraction determined pursuant to clause (i) above and (B) the amount of the rebate.

(c) To the extent that Seller processes any government rebates that are the financial responsibility of Buyer, Buyer shall reimburse Seller within 30 days after receipt of invoices that describe the requested payments in reasonable detail and include reasonable supporting documentation. To the extent that Buyer processes any government rebates that are the financial responsibility of Seller, Seller shall reimburse Buyer within 30 days after receipt of invoices that describe the requested payments in reasonable detail and include reasonable supporting documentation.

(d) Schedule 5.14.2(d) sets forth the “Best Price” (as defined at 42 U.S.C. § 1396r-8(c)(1)(C)) and Average Manufacturers Price (“AMP”) (as defined at 42 U.S.C. § 1396r-8(k)(1)) reported by Seller for each Product for the two most recently ended calendar quarters prior to the Execution Date. Buyer shall be responsible for any notices to any Governmental Authorities with respect to any changes in the average wholesale price or weighted average costs of the Product following the Closing Date, in each case as may be required by applicable Law.

(e) From and after the Closing, Buyer shall conduct all federal and state government price reporting for the Product (i.e. Best Price, AMP, NFAMP, annual NFAMP and state reporting) in accordance with all applicable Laws. Seller shall provide to Buyer such information relating to the Product labeled with an NDC number of Seller sold by Buyer that is reasonably necessary for Buyer to comply with applicable Law relating to government price reporting.

(f) Seller and Buyer shall work together to coordinate the addition of the Product to Buyer’s FSS and TriCare Retail Refund Pricing Agreement as soon as practicable following Closing Date and to coincide with Seller removing the Product from its FSS and TriCare Retail Refund Pricing Agreement; provided, that Seller shall be entitled to remove the Product from its FSS and TriCare Retail Pricing Agreement if the Product is not added to Buyer’s FSS and TriCare Retail Pricing Agreement by December 31, 2014. Notwithstanding the foregoing, as between the Parties, Buyer shall be solely responsible for adding the Product to its FSS and TriCare Retail Refund Pricing Agreement.

5.14.3 Commercial Rebates.

(a) From and after the Closing, Seller shall be financially responsible for all commercial rebates with respect to Product labeled with an NDC number of Seller and dispensed to patients prior to the expiration of the Rebate Tail Period. From and after the Closing, Buyer shall be financially responsible for all commercial rebates with respect to Product dispensed to patients beginning on the date following the expiration of the Rebate Tail Period. After the Closing, Seller shall be administratively responsible for processing all such rebates for Product labeled with an NDC number of Seller. Buyer shall be administratively responsible for processing all such rebates for Product labeled with an NDC number of Buyer.

(b) To the extent that any commercial rebates are invoiced on a calendar quarter basis, in the event that the Rebate Tail Period is not the last day of a calendar quarter, (i) Seller shall be financially responsible for the amount of such rebates that is equal to the product of (A) a fraction, the numerator of which is the sum of the number of days in such calendar quarter included in the Rebate Tail Period plus the number of days in such calendar quarter prior to, and including, the Closing Date, and the denominator of which is the number of days in such calendar quarter, and (B) the amount of the rebate and (ii) Buyer shall be financially responsible for the amount of such rebates that is equal to the product of (A) one minus the fraction determined pursuant to clause (i) above and (B) the amount of the rebate.

(c) Notwithstanding the foregoing, the Parties agree that (i) Seller shall not be responsible for credits or shelf stock adjustments to the extent resulting from price decreases initiated by Buyer on or after the Closing Date and (ii) any such commercial rebate payments by Seller shall be made on the terms and conditions equivalent to Seller’s rebate obligations as of the Closing with respect to each commercial customer as set forth in Seller’s terms of agreement with such customer.

(d) To the extent that Seller processes any commercial rebates that are the financial responsibility of Buyer, Buyer shall reimburse Seller within 30 days after receipt of invoices that describe the requested payments in reasonable detail and include reasonable supporting documentation. To the extent that Buyer processes any commercial rebates that are the financial responsibility of Seller, Seller shall reimburse Buyer within 30 days after receipt of invoices that describe the requested payments in reasonable detail and include reasonable supporting documentation.

5.14.4 Chargeback Claims.

(a) Seller shall be financially responsible for all chargeback claims (and associated administrative fees) (the “Chargeback Claims”) related to Product sold by Seller prior to the Closing Date. Buyer shall be financially responsible for all other Chargeback Claims related to the Product in the Buyer Territory. Notwithstanding the foregoing, the Parties acknowledge that the VA National Acquisition Center must approve the removal of the Product from Seller’s FSS before the responsibility of processing such rebates is transferred from Seller to Buyer. Until such approval is obtained (and the Parties agree that they shall each use commercially reasonable efforts to promptly facilitate such approval), Seller shall continue to be responsible for processing the FSS Chargeback Claims for which Buyer is financially responsible on Buyer’s behalf, and Buyer shall reimburse Seller for same as set forth below. The Parties agree that, upon Closing, Seller may immediately remove the Product from its agreement under the PHS 340B Program. Buyer and Seller agree that (i) Seller’s financial liability for Chargeback Claims shall be limited to those customers with which Seller has chargeback obligations as of the Closing Date and (ii) any such Chargeback Claims issued by Seller shall be made on terms and conditions equivalent to Seller’s obligations as of the Closing with respect to each customer as of the Closing Date.

(b) To the extent that Seller processes Chargeback Claims that are the financial responsibility of Buyer, Buyer shall reimburse Seller within 30 days after receipt of invoices that describe the requested payments in reasonable detail and include reasonable supporting documentation. To the extent that Buyer processes Chargeback Claims that are the financial responsibility of Seller, Seller shall reimburse Buyer within 30 days after receipt of invoices that describe the requested payments in reasonable detail and include reasonable supporting documentation.

5.14.5 Health Care Reform Fees.

(a) With respect to HCR Fees invoiced to Seller during 2015 based on sales in 2013 as an estimate of sales in 2014, Buyer shall be financially responsible for that portion of Seller’s HCR Fees associated with the sale of the Product in 2013 that represents the portion of calendar year 2014 that follows the Closing Date.

(b) With respect to any adjustment in HCR Fees invoiced to either Party during 2016 based on actual sales in 2014, Buyer shall be financially responsible for that portion of the adjustment associated with the sale of the Product in 2014 that represents the portion of 2014 that follows the Closing Date.

(c) In the event that HCR Fees for the Product for 2014 or any adjustment thereto are invoiced to Seller, within 30 days following Seller’s receipt of such invoice, Seller shall provide to Buyer an invoice that includes a calculation of the portion of such fees allocable to Buyer, as set forth above. In the event that HCR Fees for the Product for 2014 are invoiced to Buyer, within 30 days following Buyer’s receipt of such invoice, Buyer shall provide to Seller an invoice that includes a calculation of the portion of such fees allocable to Seller, as set forth above. Seller or Buyer, as applicable, shall pay to the other the amount of HCR Fees for which it is invoiced by the other Party under this Section 5.14.5(c) within 30 days after receipt of such invoice and reasonable supporting documentation. In the event that the United States Department of Treasury issues final regulations with respect to the determination of HCR Fees which mandates a mechanism the effect of which a party believes is materially and substantially different from that contemplated herein such that it would render the allocation method described herein impracticable or inequitable, it shall so notify the other party and propose an alternative allocation method, and the parties shall meet in good faith to discuss the alternative method.

5.14.6 Reconciliation. No later than June 30, 2015, Seller and Buyer shall reconcile expenses and other amounts reimbursable, payable or accountable by one Party to another (as of the end of the period ending six months after the Closing Date) as envisioned in this Section 5.14, and the Party owing money shall pay the other Party no later than July 31, 2015. To the extent that Seller continues to have obligations to pay rebates, Chargeback Claims or similar expenses on account of the sale of the Product, Seller and Buyer shall continue the financial reporting and reconciliation obligations of this Section 5.14 on a calendar quarter basis until all such obligations end. In such event, reconciliations shall occur within 45 days after the end of a calendar quarter and any payments due shall be paid within 75 days after the end of such calendar quarter.

5.14.7 Impact of Price Increases on Payment Claims. Notwithstanding anything in this Agreement to the contrary, Seller’s financial responsibility for any rebate, Chargeback Claim, HCR Fee or other payment obligation under this Section 5.14 shall not take into account any price increases Buyer or its Affiliates may implement for the Product on or after the Closing Date. Buyer shall be financially responsible for the excess of the amount of any such payment obligation of Seller over the amount of such payment obligation without giving effect to price increases Buyer or its Affiliates may implement for the Product on or after the Closing Date.

5.15 [REDACTED]

5.16 Ancillary Agreements. Promptly following the date hereof, Buyer and Seller shall commence good faith negotiations of the Ancillary Agreements other than the Dainippon Assignment and Assumption Agreement, Guarantee, the Supply Agreement and the Transition Services Agreement (and, if so agreed upon by the Parties, the Quality Agreement), and shall enter into the Ancillary Agreements (other than the Guarantee and, if so agreed upon by the Parties, the Quality Agreement) on the Closing Date.

ARTICLE 6

CONDITIONS PRECEDENT

6.1 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to complete the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

6.1.1 No Adverse Law; No Injunction. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits the consummation of all or any part of the Transactions, and no order by any Governmental Authority restraining, enjoining or otherwise preventing the consummation of the transactions contemplated hereby shall be in effect; and

6.1.2 Governmental Approvals. All required Authorizations of, notifications to and filings with any Governmental Authority shall have been received or made, as applicable and any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

6.1.3 Required Consents and Authorizations. Seller shall have received all consents, Authorizations, orders and approvals from the Persons referred to in Section 3.1.3 of the Disclosure Schedules and Buyer shall have received all consents, Authorizations, orders and approvals from the Persons referred to in Section 3.2.3, in each case, in form and substance reasonably satisfactory to Buyer and Seller, and no such consent, authorization, order or approval shall have been revoked.

6.1.4 Ancillary Agreements. Each of the Ancillary Agreements (other than the Quality Agreement, if the Parties agree to enter into the Quality Agreement after the Closing), shall have been finalized in a form reasonably acceptable to each of the Parties.

6.2 Conditions to Obligations of Buyer. The obligation of Buyer to complete the transactions contemplated by this Agreement is subject to the satisfaction or waiver by Buyer at or prior to the Closing of the following additional conditions:

6.2.1 Representations and Warranties. The representations and warranties of Seller contained in Section 3.1, other than the Fundamental Reps contained in Section 3.1, shall be true and correct in all respects (disregarding all “material,” “in all material respects” and “Material Adverse Effect” qualifiers) at and as of the Execution Date and the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for breaches of such representations and warranties that would not, individually or in the aggregate, with respect to the Execution Date, materially affect the Product Business, the Purchased Assets or the Assumed Liabilities (or any material portion of the Product Business, the Purchased Assets or the Assumed Liabilities) and, with respect to the Closing Date, have a Material Adverse Effect; and the Fundamental Reps contained in Section 3.1 shall be true and correct in all respects at and as of the Execution Date and the Closing Date as if made at and as of such date (except that those Fundamental Reps contained in Section 3.1 that address matters only as of a particular date need only be true and correct as of such date);

6.2.2 Covenants. Seller shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with on or prior to the Closing Date;

6.23 Material Adverse Effect. Since the Execution Date, there shall not have been a Material Adverse Effect; and

6.2.4 Closing Deliveries. Seller shall have delivered to Buyer each of the items listed in Section 2.4.2(a).

6.3 Conditions to Obligations of Seller. The obligation of Seller to complete the transactions contemplated by this Agreement is subject to the satisfaction or waiver by Seller at or prior to the Closing of the following additional conditions:

63.1 Representations and Warranties. The representations and warranties of Buyer contained in Section 3.2, other than the Fundamental Reps contained in Section 3.2, shall be true and correct in all respects (disregarding all “material,” “in all material respects” and “Buyer Material Adverse Effect” qualifiers) at and as of the Execution Date and the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for breaches of such representations and warranties that would not, individually or in the aggregate, with respect to the Execution Date, materially affect Buyer’s ability to complete any material portion of the Transactions and, with respect to the Closing Date, have a Buyer Material Adverse Effect; and the Fundamental Reps contained in Section 32 shall be true and correct in all respects at and as of the Execution Date and the Closing Date as if made at and as of such date (except that those Fundamental Reps contained in Section 3.2 that address matters only as of a particular date need only be true and correct as of such date);

6.3.2 Covenants. Buyer shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with on or prior to the Closing Date; and

633 Closing Deliveries. Buyer shall have delivered to Seller each of the items listed in Section 2.4.2(b) (and, for clarity, Seller shall have received the Closing Payment and the Estimated Closing Date Inventory Value in Seller’s bank account (the wire transfer for which shall be initiated as set forth in the last paragraph of Section 2.4.2(b)).

6.4 Frustration of Closing Conditions. With respect to the conditions to Buyer’s and Seller’s respective obligations to consummate the transactions contemplated by this Agreement as provided hereunder and each Party’s right to terminate this Agreement as provided in Section 8.1, neither Buyer nor Seller may rely on the failure of any condition set forth in this ARTICLE 6 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the condition to be satisfied to the extent required by Section 4.3.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification.

7.1.1 Indemnification by Seller. Following the Closing, but subject to the provisions of this ARTICLE 7, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates, and their respective officers, directors, employees and agents (collectively, “Buyer Indemnitees”) from and against, and compensate and reimburse the Buyer Indemnitees for, any and all Losses incurred by any Buyer Indemnitee arising out of or related to:

(a) (i) any breach as of the Execution Date or the Closing Date of any of the representations or warranties made by Seller in Section 3.1 (as if such representations or warranties were made both on the Execution Date and on the Closing

Date) or (ii) any breach of any of the representations and warranties made by Seller in any Ancillary Agreement (to the extent such Ancillary Agreement does not contain indemnification provisions);

(b) any failure of Seller to perform or any breach by Seller of any of its covenants, agreements or obligations contained in this Agreement or in any Ancillary Agreement (to the extent such Ancillary Agreement does not include indemnification provisions);

(c) any Excluded Liability; or

(d) any failure of Seller to pay [REDACTED] Apportioned Obligations allocated to Seller under Section 5.13.1.

7.1.2 Indemnification by Buyer. Following the Closing, but subject to the provisions of this ARTICLE 7, Buyer shall indemnify and hold harmless Seller and its Affiliates, and their respective officers, directors, employees and agents (collectively, “Seller Indemnitees”) from and against, and compensate and reimburse the Seller Indemnitees for, any and all Losses incurred by any Seller Indemnitee arising out of or related to:

(a) (i) any breach as of the Execution Date or the Closing Date of any of the representations or warranties made by Buyer in Section 3.2 (as if such representations or warranties were made both on the Execution Date and on the Closing Date) or (ii) any breach of any of the representations and warranties made by Buyer in any Ancillary Agreement (to the extent such Ancillary Agreement does not contain indemnification provisions);

(b) any failure of Buyer to perform or any breach by Buyer of any of its covenants, agreements or obligations contained in this Agreement or in any Ancillary Agreement (to the extent such Ancillary Agreement does not include indemnification provisions);

(c) except to the extent the Loss is indemnifiable by Seller under Section 7.1.1(a) or any Ancillary Agreement, any Assumed Liability; or

(d) any failure of Buyer to pay Apportioned Obligations allocated to Buyer under Section 5.13.1.

7.2 Claim Procedure.

7.2.1 Indemnification Claim Procedure. Except as provided in Section 7.2.2 with respect to Third Party claims, in the event of a claim made by a Buyer Indemnitee or a Seller Indemnitee (the “Indemnified Party”), the Indemnified Party shall give reasonably prompt written notice to the other Party (the “Indemnifying Party”), which notice (an “Indemnification Certificate”) shall: (a) state that the Indemnified Party has paid or properly accrued or in good faith anticipates that it will have to pay or accrue Losses that are subject to indemnification by the Indemnifying Party pursuant to Section 7.1.1 or Section 7.1.2, as applicable, and (b) specify in reasonable detail the facts and circumstances supporting the Indemnified Party’s claim for indemnification (to the extent known) and contain a non-binding preliminary, good faith estimate of the amount to which the Indemnified Party claims to be entitled (to the extent known); provided, however, that the failure to give, or delay in giving, reasonably prompt notice shall not relieve the applicable Indemnifying Party of its indemnification obligations under this Agreement except to the extent that the Indemnifying Party forfeits rights or defenses by reason of such delay or failure. In the event that the Indemnifying Party agrees to or is determined to have an obligation to indemnify or reimburse the Indemnified Party for Losses as provided in this ARTICLE 7 the Indemnifying Party shall, subject to the provisions of Section 7.2.2, promptly (but in any event, within 30 days of receipt of the Indemnification Certificate) pay such amount to the Indemnified Party by wire transfer of immediately available funds to the account specified in writing by the Indemnified Party. If the Indemnifying Party objects to all or a portion of the Indemnified Party’s claim made in the Indemnification Certificate, the Indemnifying Party will notify the Indemnified Party of such objection by delivering a written statement (the “Objection Notice”) to the Indemnifying Party within 30 days following receipt of the Indemnification Certificate. The Objection Notice shall indicate whether the Indemnifying Party objects to all or only a portion of the claim specified in the Indemnification Certificate and shall specify in reasonable detail the facts and circumstances supporting the Indemnifying Party’s basis and reasons for such objection. An Indemnifying Party’s failure to deliver an Objection Notice in accordance with the provisions of this Section 7.2.1 within such 30-day period to any claim set forth in an Indemnification Certificate shall be deemed to be the Indemnifying Party’s acceptance of, and waiver of any objections to, such claim and the Indemnifying Party shall be deemed to have agreed that an amount equal to the full claimed amount specified in the Indemnification Certificate is owed to the Indemnified Party. If the Indemnifying Party in its Objection Notice objects only to a portion of the claim set forth in the Indemnification Certificate (the amount of Losses claimed in the Indemnification Certificate to which the Indemnifying Party does not object shall be referred to herein as the “Agreed Amount”), then such Indemnifying Party shall, within 10 Business Days following the delivery of such Objection Notice pay the Agreed Amount to the Indemnified Party. If an Indemnifying Party shall provide an Objection Notice in accordance with the provisions of this Section 7.2.1, the Indemnifying Party and the Indemnified Party shall attempt in good faith for a period of 20 days following the Indemnified Party’s receipt of the Objection Notice to agree upon the rights of the respective parties with respect to each of such claims. If no such agreement can be reached after such 20-day period of good faith negotiation, either the Indemnifying Party or the Indemnified Party may initiate Litigation for purposes of having the matter settled in accordance with the terms of this Agreement.

7.2.2 Third Party Claim Procedure. In the event an Indemnified Party becomes aware of a claim made by a Third Party (including any action or proceeding commenced or threatened to be commenced by any Third Party) that such Indemnified Party in good faith believes may result in an indemnification claim pursuant to Section 7.1, such Indemnified Party shall promptly (and in any event within 10 Business Days after receiving written notice of such claim) notify the Indemnifying Party in writing of such claim (such notice, the “Claim Notice”). The Claim Notice shall be accompanied by reasonable supporting documentation submitted by the Third Party making such claim and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such claim and the amount of the claimed damages; provided, however, that no delay or failure on the part of the Indemnified Party in delivering a Claim Notice shall relieve the applicable Indemnifying Party of its indemnification obligations under this Agreement except to the extent that the Indemnifying Party forfeits rights or defenses by reason of such delay or failure. Within 30 days after receipt of any Claim Notice, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of the claim referred to therein at the Indemnifying Party’s sole cost and expense (which shall be subject to Section 7.3) with counsel reasonably satisfactory to the Indemnified Party so long as: [REDACTED] If the Indemnifying Party does not so assume control of the defense of such claim, the Indemnified Party shall control the defense of such claim. The party not controlling the defense of such claim (the “Non-Controlling Party”) may participate therein at its own expense; provided, however, that if the Indemnifying Party assumes control of the defense of such claim and the Indemnifying Party and the Indemnified Party have materially conflicting interests or different defenses available with respect to such claim that cause the Indemnified Party to hire its own separate counsel with respect to such proceeding, the reasonable fees and expenses of a single counsel to the Indemnified Party shall be considered “Losses” for purposes of this Agreement. The party controlling the defense of such claim (the “Controlling Party”) shall keep the Non-Controlling Party advised of the status of such claim and the defense thereof and shall consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such claim (including copies of any summons, complaint or other pleading that may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such claim. Neither the Indemnified Party nor the Indemnifying Party shall agree to any settlement of, or the entry of any judgment arising from, any such claim without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the consent of the Indemnified Party shall not be required with respect to any such settlement or judgment if the Indemnifying Party agrees in writing to pay or cause to be paid any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes no admission of liability by or other obligation on the part of the Indemnified Party and includes a complete release of the Indemnified Party from further Liability.

7.3 Limitations on Indemnification.

7.3.1 The provisions for indemnity under Section 7.1.1(a) or Section 7.1.2(a), as applicable, shall be effective only when the aggregate amount of all Losses for claims for which indemnification is sought from any Indemnifying Party exceeds [REDACTED] provided, however, that the foregoing limitation shall not be applicable for breaches of any Fundamental Rep.

7.3.2 In no event shall any Indemnifying Party have liability for indemnification under Section 7.1.1(a) or Section 7.1.2(a), as applicable, for any amount exceeding, in the aggregate, [REDACTED] provided, that the foregoing limitation on indemnification described in this Section 7.3.2 shall not apply to breaches of any Fundamental Rep.

7.3.3 The Indemnified Party shall take all commercially reasonable steps to mitigate any Losses or Liabilities incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder. The amount of Losses recovered by an Indemnified Party under Section 7.1.1 or Section 7.1.2, as applicable, shall be reduced by (a) any amounts actually recovered by the Indemnified Party from a Third Party in connection with such claim and (b) the amount of any insurance proceeds paid to the Indemnified Party relating to such claim net of any increase in premiums resulting from such claim (a “Premium Increase”). If any amounts referenced in the preceding clauses (a) and (b) are received after payment by the Indemnifying Party of the full amount otherwise required to be paid to an Indemnified Party pursuant to this ARTICLE 7 the Indemnified Party shall repay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have had to pay pursuant to this ARTICLE 7 had such amounts been received prior to such payment. If any Premium Increase is paid by the Indemnified Party after payment by the Indemnifying Party of the full amount otherwise required to be paid to an Indemnified Party pursuant to this ARTICLE 7, the Indemnifying Party shall pay to the Indemnified Party the amount of the Premium Increase.

7.3.4 If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 7.1.1 or Section 7.1.2 and the Indemnified Party could have recovered all or a part of such Losses from a Third Party based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against such Third Party as are necessary to permit the Indemnifying Party to recover from the Third Party the amount of such payment; provided, however, that if the Indemnifying Party is the Seller and such Third Party is a customer, vendor or supplier of the Product Business, then Seller shall not pursue such underlying claim in a manner that is, or would reasonably expected to be, materially detrimental to the Product Business.

7.3.5 The representations and warranties of Seller and Buyer contained in this Agreement and any obligation of a Party to indemnify any Indemnified Party for such Party’s failure to perform or breach of any covenant, agreement or obligation contained in ARTICLE 4 shall survive the Closing and continue in full force and effect thereafter through and including the [REDACTED] anniversary of the Closing Date; provided, that the Fundamental Reps shall remain in full force and effect and shall survive indefinitely or, if applicable, until 60 days following the expiration of the applicable statute of limitations [REDACTED] provided, further, that if a Claim Notice or Indemnification Certificate relating to the breach of any representation or warranty or the failure to perform or breach of any covenant, agreement or obligation contained in ARTICLE 4 is given to the Indemnifying Party on or prior to the date on which the applicable survival period described in this Section 7.3.5 expires, then, notwithstanding anything to the contrary contained in this Section 7.3.5, such Claim Notice or Indemnification Certificate, as applicable, shall not expire at the applicable expiration date, but rather shall remain in full force and effect until such time as the Claim Notice or the Indemnification Certificate has been fully and finally resolved.

7.3.6 [REDACTED]

7.3.7 For the avoidance of doubt, no Indemnified Party shall be entitled to indemnification under this ARTICLE 7 in respect of any Loss to the extent such Indemnified Party has been previously indemnified or reimbursed in respect of such Loss pursuant to any other provision of this Agreement or any provision of any Ancillary Agreement.

7.4 Tax Treatment of Indemnification Payments. All payments made pursuant to this ARTICLE 7 shall be treated as adjustments to the Purchase Price for all Tax purposes, unless otherwise required by applicable Law.

7.5 Exclusive Remedy. Except as expressly provided otherwise in this Agreement or any Ancillary Agreement and subject to Section 9.9, each Party acknowledges and agrees that, following the Closing, the remedies provided for in this ARTICLE 7 shall be the sole and exclusive remedies for claims and damages available to the Parties and their respective Affiliates arising out of or relating to this Agreement and the transactions contemplated hereby. Nothing herein shall limit the Liability of either Party for common law fraud or willful misconduct. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall, after the consummation of the transactions contemplated by this Agreement, give rise to any right on the part of Buyer, on the one hand, or Seller, on the other hand, to rescind this Agreement or any of the transactions contemplated hereby.

7.6 Setoff Rights. [REDACTED]

ARTICLE 8

TERMINATION

8.1 Termination. Prior to the Closing, this Agreement shall terminate on the earliest to occur of any of the following events:

8.1.1 the mutual written agreement of Buyer and Seller;

8.1.2 by written notice delivered by either Buyer or Seller to the other, if the Closing shall not have occurred on or prior to December 31, 2014 (the “End Date”) (other than due to a breach of any representation or warranty hereunder of the Party seeking to terminate this Agreement or as a result of the failure on the part of such Party to comply with or perform any of its covenants, agreements or obligations under this Agreement);

8.1.3 by written notice delivered by Buyer to Seller, if (a) there has been a breach by Seller of a representation or Warranty of Seller contained in this Agreement or (b) there shall be a material breach by Seller of any covenant, agreement or obligation of Seller in this Agreement, and such failure or breach described in clause (a) or (b) would result in the failure of a condition set forth in Section 6.2.1 or Section 6.2.2 that has not been waived by Buyer, or in the case of a breach of any covenant or agreement, is not cured upon the earlier to occur of (i) the 30th day after written notice thereof is given by Buyer to Seller and (ii) the day that is five Business Days prior to the End Date; provided, that Buyer may not terminate this Agreement pursuant to this Section 8.1.3 if Buyer is in material breach of its agreements or covenants contained in this Agreement and such breach is the cause of Seller’s breach;

8.1.4 by written notice delivered by Seller to Buyer, if (a) there has been a breach by Buyer of a representation or warranty of Buyer contained in this Agreement or (b) there shall be a material breach by Buyer of any covenant, agreement or obligation of Buyer in this Agreement, and such failure or breach described in clause (a) or clause (b) would result in the failure of a condition set forth in Section 6.3.1 or Section 6.3.2 and has not been waived by Seller, or in the case of a breach of any covenant or agreement, is not cured upon the earlier to occur of (i) the 30th day after written notice thereof is given by Seller to Buyer and (ii) the day that is five Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 8.1.4 if Seller is in material breach of its agreements or covenants contained in this Agreement and such breach is the cause of Buyer’s breach; or

8.1.5 by written notice delivered by Seller to Buyer or by Buyer to Seller if the condition set forth in Section 6.1.1 cannot be satisfied prior to the End Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1.5 shall not be available to a Party if the inability to satisfy the condition set forth in Section 6.1.1 is a result of the failure of such Party to perform any of its covenants, agreements or obligations under this Agreement.

8.2 Procedure and Effect of Termination.

8.2.1 Notice of Termination. Termination of this Agreement by either Buyer or Seller shall be by delivery of a written notice to the other. Such notice shall state the termination provision in this Agreement that such terminating Party is claiming provides a basis for termination of this Agreement. Termination of this Agreement pursuant to the provisions of Section 8.1 shall be effective upon and as of the date of delivery of such written notice as determined pursuant to Section 9.2.

8.2.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 by Buyer or Seller, this Agreement shall be terminated and have no further effect, and there shall be no liability hereunder on the part of Seller, Buyer or any of their respective Affiliates, except that Sections 5.3 (Publicity), 5.4 (Confidentiality), 8.2.2 (Effect of Termination), 8.2.3 (Withdrawal of Certain Filings) and ARTICLE 9 (Miscellaneous) shall survive any termination of this Agreement. For clarity, in the event of termination of this Agreement pursuant to Section 8.1, the Parties shall not enter into any of the Ancillary Agreements not entered into on the Execution Date or have any obligations thereunder. Nothing in this Section 8.2.2 shall relieve any Party to this Agreement of liability for common law fraud or any material breach by such Party of any representation or warranty of such Party contained herein or any covenant or agreement of such Party contained herein.

8.2.3 Withdrawal of Certain Filings. As soon as practicable following a termination of this Agreement for any reason, but in no event less than 30 days after such termination, Buyer or Seller shall, to the extent practicable, withdraw all filings, applications and other submissions relating to the transactions contemplated by this Agreement filed or submitted by or on behalf of such Party, any Governmental Authority or other Person.

ARTICLE 9

MISCELLANEOUS

9.1 Governing Law, Jurisdiction, Venue and Service.

9.1.1 Governing Law. This Agreement shall he governed by and construed in accordance with the Laws of the State of Delaware, excluding any conflicts or choice of Law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction.

9.1.2 Jurisdiction. Subject to Section 9.9, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The Parties irrevocably and unconditionally waive their right to a jury trial.

9.1.3 Venue. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the courts of the State of Delaware or in the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9.1.4 Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 9.2.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

9.2 Notices.

9.2.1 Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement (each, a

“Notice”) shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission or by email of a PDF attachment (with transmission confirmed) or by overnight registered mail, courier or express delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 9.2.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least 10 days prior to such address taking effect in accordance with this Section 9.2. Such Notice shall be deemed to have been received: (a) as of the date delivered by hand or by overnight registered mail, courier or express delivery service; or (b) on the day sent by facsimile or email provided that the sender has received confirmation of transmission (by facsimile or email receipt confirmation or confirmation by telephone (with respect to facsimile only) or email) prior to 6:00 p.m. Eastern Time on such day (and if confirmation is received after 6:00 p.m. Eastern Time, such Notice shall be deemed to have been delivered on the following Business Day). Any Notice delivered by facsimile or email shall be confirmed by a hard copy delivered promptly thereafter.

9.2.2 Address for Notice.

If to Seller, to:

Eisai Inc.
100 Tice Boulevard
Woodcliff Lake, NJ 07677
Facsimile: [REDACTED]
Email: [REDACTED]
Attention: General Counsel with a copy (which shall not constitute notice) to:

Covington & Burling LLP
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004
Facsimile: (202) 778-5168
Email: mriella@cov.com
Attention: Michael J. Riella

If to Buyer, to:

Concordia Pharmaceuticals Inc.
Chancery House, High Street
Bridgetown, St. Michael, BB11128, BARBADOS
Attention: Managing Director
Facsimile: [REDACTED]
Email: [REDACTED]

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place 161 Bay Street

Suite 4310

Toronto M5J 2S1

Canada

Facsimile: (416) 367-7370

Email: raymer.richard@dorsey.com

Attention: Richard Raymer

9.3 No Benefit to Third Parties. The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and, except for the rights of Buyer Indemnitees and Seller Indemnitees under ARTICLE 7, they shall not be construed as conferring any rights on any other Persons.

9.4 Waiver and Non-Exclusion of Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by any Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

9.5 Expenses. Except as otherwise specified herein or in any Ancillary Agreement, and whether or not the Closing takes place, each Party shall bear any costs and expenses incurred by it with respect to the Transactions.

9.6 Assignment. Neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by either Party without the prior written consent of the other Party shall be void and of no effect; provided, however, that either Party may assign or delegate any or all of its rights or obligations hereunder to an Affiliate without the prior written consent of the other Party; provided, further, that such assigning Party shall remain liable to fulfill its obligations hereunder from and after such assignment. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

9.7 Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both Parties.

9.8 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

9.9 Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby waives (a) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

9.10 English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

9.11 Bulk Sales Statutes. Buyer hereby waives compliance by Seller with any applicable bulk sales statutes in any jurisdiction in connection with the transactions under this Agreement, it being understood that any Liabilities arising out of the failure of Seller to comply with any such bulk sales statute shall be Excluded Liabilities.

9.12 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

9.13 Entire Agreement. This Agreement, together with the Schedules and Exhibits expressly contemplated hereby and attached hereto, the Disclosure Schedules, the Ancillary Agreements, the Confidentiality Agreement and the other agreements, certificates and documents delivered in connection herewith or therewith or otherwise in connection with the transactions contemplated hereby and thereby, contain the entire agreement between the Parties with respect to the transactions contemplated hereby or thereby and supersede all prior agreements, understandings, promises and representations, whether written or oral, between the Parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between any such Schedules and Exhibits and this Agreement, the terms of this Agreement shall govern.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date.

EISAI INC.

By:	[REDACTED]

	Name:	Shaji Procida
	Title:	President & COO

CONCORDIA PHARMACEUTICALS INC.

By:

Name:
Title:

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date.

EISAI INC.

By:

Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED]

	Name:	Ruairidh MacKenzie
	Title:	Controller

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

Execution Copy

Confidential

Schedule 1.1.74

Licensed Copyrights

[REDACTED]

Schedule 1.1.77

Licensed Trademarks

Schedule of [REDACTED] Trademarks

Trademark Applications and Registrations:

Mark	Country	Status	Appl. No. Appl. Date	Reg. No. Reg. Date	Owner
[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Copyright Registrations:

[REDACTED]

U.S. Customs and Border Protection Recordation:

[REDACTED]

Schedule of [REDACTED] Trademarks

Trademark Applications and Registrations:

Mark	Country	Status	Appl. No. Appl. Date	Reg. No. Reg. Date	Owner
[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Copyright Registrations:

[REDACTED]

U.S. Customs and Border Protection Recordation:

[REDACTED]

2

Schedule 1.1.94

Permitted Encumbrances

[REDACTED]

3

Schedule 1.1.108

Purchased Domain Names

[REDACTED]

4

[REDACTED]

5

Schedule 1.1.124

Seller Marks

[REDACTED]

6

Schedule 1.1.128

Seller’s Knowledge

[REDACTED]

7

Schedule 2.1.1(a)

Purchased Contracts

(i)

[REDACTED]

(ii)

[REDACTED]

8

Schedule 2.3.1

Estimated Closing Date Inventory Value

	SKU	Description	Std Cost/Unit (bottles) (A)	Quantity (B)	$ Value (A) x (B)
(1)	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]
(2)	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

9

Schedule 2.4.2(a)(iii)

Purchased Assets Delivery Schedule

Delivery of Purchased Assets as described in the below referenced subsections of Section 2.1.1:

(a)

[REDACTED]

(b)

[REDACTED]

(c)

[REDACTED]

(d)

[REDACTED]

(e)

[REDACTED]

(f)

[REDACTED]

(g)

[REDACTED]

(h)

[REDACTED]

(i)

[REDACTED]

(j)

[REDACTED]

10

Schedule 3.2.5

Buyer Consents

[REDACTED]

11

Schedule 4.2.1

Ordinary Course of Business Exceptions

[REDACTED]

12

Schedule 5.14.2(d)

Government Rebates

Zonegran Capsules (per capsule)
[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]

[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]
[REDACTED]	[REDACTED]	[REDACTED]

13